Exhibit 2.3
SHARE PURCHASE AGREEMENT

by and among

NIELSEN HOLDING AND FINANCE B.V.,

GRACENOTE, INC.,

GRACENOTE CANADA, INC.,

GRACENOTE NETHERLANDS HOLDINGS B.V.,

TRIBUNE DIGITAL VENTURES, LLC,

TRIBUNE INTERNATIONAL HOLDCO, LLC

and

TRIBUNE MEDIA COMPANY

___________________________

Dated as of December 19, 2016
___________________________

i

5.2	Power, Authorization and Validity	30
5.3	No Conflict	30
5.4	Financing	31
5.5	Representations	31
ARTICLE 6 Company and Seller Covenants		31
6.1	Advice of Changes	31
6.2	Maintenance of Business	32
6.3	Conduct of Business	32
6.4	Necessary Consents	34
6.5	Access to Information	34
6.6	Satisfaction of Conditions Precedent	35
6.7	Intercompany Arrangements	35
6.8	FIRPTA Certificates	35
6.9	Corporate Matters	35
ARTICLE 7 Acquiror Covenants		36
7.1	Advice of Changes	36
7.2	Satisfaction of Conditions Precedent	36
7.3	Employee Benefit Matters	36
7.4	Indemnification of Company Group Directors and Officers	39
7.5	Insurance	40
7.6	Access to Information	41
7.7	Credit Support Obligations	41
7.8	Retained Trademark Run-Off Rights	42
ARTICLE 8 Other Agreements		42
8.1	Tax Matters	42
8.2	Regulatory and Other Authorizations; Notices and Consents	45
8.3	Shared Contracts	47
8.4	No Use of Seller Retained Names	47
8.5	Further Assurances	48
8.6	Negotiation of Agreements	48
ARTICLE 9 Conditions to Obligations of the Companies and Seller		48
9.1	Accuracy of Representations and Warranties	48
9.2	Covenants	49
9.3	Compliance with Law; No Legal Restraints	49
9.4	Government Consents	49
9.5	Additional Agreement	49
ARTICLE 10 Conditions to Obligations of Acquiror		49
10.1	Accuracy of Representations and Warranties	49
10.2	Covenants	50
10.3	No Material Adverse Effect	50
10.4	Compliance with Law; No Legal Restraints	50
10.5	Government Consents	50

10.6	Additional Agreements	50
10.7	Other Documentation	50
ARTICLE 11 Termination of Agreement		51
11.1	Termination by Mutual Consent	51
11.2	Unilateral Termination	51
11.3	Effect of Termination	52
ARTICLE 12 Survival of Representations, Indemnification and Remedies		52
12.1	Survival	52
12.2	Agreement to Indemnify	52
12.3	Limitations	53
12.4	Notice of Claim	55
12.5	Defense of Third-Party Claims	56
12.6	Resolution of Notice of Claim	57
12.7	Treatment of Indemnification Payments	58
ARTICLE 13 Miscellaneous		58
13.1	Governing Law	58
13.2	Assignment; Binding Upon Successors and Assigns	59
13.3	Severability	59
13.4	Counterparts	59
13.5	Other Remedies	59
13.6	Amendments and Waivers	59
13.7	Expenses	60
13.8	Notices	60
13.9	Interpretation; Rules of Construction	61
13.1	No Joint Venture	61
13.11	Further Assurances	62
13.12	Third Party Beneficiary Rights	62
13.13	Public Announcement	62
13.14	Confidentiality	62
13.15	Entire Agreement	62
13.16	WAIVER OF JURY TRIAL	63
13.17	Conflicts; Privilege	63
13.18	Foreign Currency Exchange	63

Index of Defined Terms

Acquiror	1	Company Registered IP Rights	20
Acquiror Ancillary Agreements	1	Company-Owned IP Rights	19
Acquiror Closing Certificates	1	Consolidated Income Tax Liabilities	3
Acquiror Closing Grants	37	Consolidated or Combined Return	3
Acquiror Common Stock	37	Contested Claim	57
Acquiror Indemnified Person	52	Continuing Employee	37
Acquiror Indemnified Persons	52	Contract	3
Acquiror Plans	38	control	2
Acquiror Welfare Plans	38	Credit Agreement	3
Action	1	Damages	53
actual fraud	1	De Minimis Threshold	53
Affiliate	2	Debt	4
Agreement	1	Deductible	53
Agreement Date	1	Documentation	4
Applicable Accounting Principles	10	Encumbrance	4
Applicable Law	2	Entity	4
Backstop Guaranty	41	Environmental Law	25
Balance Sheet	2	ERISA	4
Balance Sheet Date	2	ERISA Affiliate	4
Bankruptcy Code	2	Estimated Closing Cash	10
Bankruptcy Court	2	Estimated Closing Debt	10
Base Purchase Price	2	Estimated Closing Working Capital	10
Business	2	Estimated Closing Working Capital Adjustment Amount	10
Business Day	2	Estimated Total Share Purchase Consideration	4
Cash	2	Estimated Unpaid Transaction Expenses	10
Claim	55	Exchange Act	5
Claims Period	55	Exchange Rate	5
Closing	2	Final Closing Cash	10
Closing Cash	2	Final Closing Debt	10
Closing Date	2	Final Closing Statement	10
Closing Debt	3	Final Closing Working Capital	10
Closing Statement	10	Final Closing Working Capital Adjustment Amount	10
Closing Working Capital	3	Final Total Share Purchase Consideration	5
Closing Working Capital Deficit	3	Final Unpaid Transaction Expenses	10
Closing Working Capital Surplus	3	Financial Statements	5

COBRA	3	Fundamental Representations	52
Code	3	Governmental Authority	5
Companies	1	Governmental Permits	21
Company	1	Group	5
Company Ancillary Agreements	3	Guaranteed Lease	41
Company Benefit Arrangement	22	Guaranty Release	41
Company Closing Certificates	3	Hazardous Materials	25
Company Disclosure Letter	13	HSR Act	5
Company Group	3	Income Tax	5
Company Group Matters	41	Indemnifiable Matters	53
Company Indemnified Parties	39	Indemnification Limit	53
Company IP Rights	19
Company Product	20

v

Indemnified Person	55	Seller Benefit Arrangement	22
Indemnitor	55	Seller Closing Certificates	7
Indenture	5	Seller Consolidated Insurance Program	24
Intellectual Property	5	Seller Indemnified Person	53
Intercompany Assets	5	Seller Indemnified Persons	53
Intercompany Debt	6	Seller Matters	41
IT Systems	6	Settlement Accountants	11
knowledge	6	Share Purchase	1
Legacy LTD Employees	39	Shared Contracts	47
Letter Grant Employee	37	Shares	1
Lookback Date	6	Significant Customers	26
Material Adverse Effect	6	Significant Vendors	27
Material Contract	18	Special Compensation Adjustment	8
NDA	34	Straddle Period	8
New Contract	47	Subsidiary	8
New LTD Employees	39	Support Obligations	41
Non De Minimis Damages	53	Tax	8
Notice of Claim	55	Tax Accountant	44
Objection Statement	11	Tax Authority	8
Open Source Materials	20	Tax Matters	44
Order	7	Tax Return	8
Permitted Encumbrances	7	Taxes	8
Person	7	Termination Date	51
Post-Closing Covenant	52	Third-Party Claim	55
Post-Closing Tax Period	7	Trademarks	5
Pre-Closing Covenant	52	Transaction Expenses	8
Pre-Closing Tax Period	7	Transition Services Agreement	9
R&W Policy	7	Tribune Names and Marks	9
Real Property Leases	16	Triggering Event	9
Representatives	7	U.S. GAAP	9
Retained Names	47	Unpaid Transaction Expenses	9
Reverse Transition Services Agreement	7	WARN Act	24
Seller	1	Working Capital Target	9
Seller Ancillary Agreements	7

SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2016 (the “Agreement Date”) by and among Gracenote Inc., a Delaware corporation, Gracenote Canada, Inc., a Canadian Corporation, Gracenote Netherlands Holdings B.V., a Dutch private company with limited liability, Tribune Digital Ventures, LLC, a Delaware Limited Liability Company, Tribune International Holdco, LLC, a Delaware Limited Liability Company (the foregoing each a “Company” and collectively, the “Companies”), Nielsen Holding and Finance B.V., a Dutch private company with limited liability (“Acquiror”) and Tribune Media Company, a Delaware Corporation (“Seller”).
RECITALS
A.    Seller directly owns all of the issued and outstanding equity interests of the Companies (all such interests, the “Shares”).
B.    Acquiror desires to purchase from Seller, and Seller desires to sell to Acquiror, all of the Shares, all upon the terms and conditions set forth in this Agreement (the “Share Purchase”).
C.    The boards of directors of Acquiror and Seller have determined that the Share Purchase is in the best interests of their respective companies and stockholders and have approved and declared advisable this Agreement and the Share Purchase.
D.    Acquiror and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Share Purchase and to prescribe various conditions to the Share Purchase.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below.
“Acquiror Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Acquiror by an officer or officers of Acquiror at the Closing pursuant to Article 9 (the “Acquiror Closing Certificates”) and each agreement or document (other than this Agreement) that Acquiror is to enter into as a party thereto pursuant to this Agreement.
“Action” means any claim, action, suit, litigation, arbitration, mediation, proceeding, prosecution, investigation, hearing, audit, examination or subpoena commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Authority or tribunal.
“actual fraud” means a knowing and intentional misrepresentation with respect to any representation or warranty made in this Agreement made with the express intent of inducing Acquiror or Seller, as applicable, to enter into this Agreement and to consummate the transactions contemplated by this Agreement and upon which Acquiror or Seller, as applicable, has relied to its detriment (as opposed to any fraud claim based on constructive knowledge, negligent misrepresentation or a similar theory).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first Person, including without limitation a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary or another Subsidiary of a Person of which the first Person is also a Subsidiary; “control” (including the term “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise. For the avoidance of doubt, the term “Affiliate” when used with respect to Seller and the Company Group shall not include Oaktree Capital Management, Angelo Gordon, JPMorgan Chase or the Affiliates of any of the foregoing (other than Seller and its Subsidiaries).
“Applicable Law” means any foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, or rules (including any listing agreement with any securities exchange or stock market and the rules and regulations thereof), and all Orders applicable to a Person or any of its assets, properties or businesses.
“Balance Sheet” means the unaudited combined balance sheet of the Company Group as of the Balance Sheet Date included in the Financial Statements.
“Balance Sheet Date” means September 30, 2016.
“Bankruptcy Code” means the federal bankruptcy law of the United States as from time to time in effect, currently title 11 of the United States Code, as amended, or any similar law for the relief of debtors.
“Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or any other applicable federal bankruptcy court located in any judicial district in the United States.
“Base Purchase Price” means Five Hundred Sixty Million U.S. Dollars ($560,000,000).
“Business” means the business of the Companies and their Subsidiaries as presently conducted.
“Business Day” means each day that is not a Saturday, Sunday or other day on (i) which banking institutions located in New York, New York are authorized or obligated by law or executive order to close, and (ii) solely with respect to the Closing Date, which dealings in dollar deposits are conducted by and between banks in the London interbank Eurodollar market.
“Cash” means cash, cash equivalents and marketable securities. For the avoidance of doubt and notwithstanding anything to the contrary, Cash shall (i) be calculated net of issued but uncleared checks and drafts, (ii) include checks, other wire transfers and drafts deposited or available for deposit for the amount of any Entity in the Company Group, and (iii) exclude all Trapped Cash.
“Closing” means the closing of the transactions to consummate the Share Purchase.
“Closing Cash” means, without duplication, as of the Effective Time, the Company Group’s Cash, calculated in accordance with the Applicable Accounting Principles.
“Closing Date” means the last Business Day of the month in which the conditions set forth in Article 9 and Article 10 have been satisfied or waived (excluding conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), provided that such date is at least three Business Days after such satisfaction or waiver, or such other date as may be agreed to in writing by the parties.
“Closing Debt” means, as of the Effective Time, the Company Group’s Debt, calculated in accordance with the Applicable Accounting Principles.
“Closing Working Capital” means, without duplication, as of the Effective Time, (i) the amount of all current assets of the Company Group, on a combined basis, minus (ii) the amount of all current liabilities of the Company Group, on a combined basis, excluding Cash, Closing Debt, Transaction Expenses and any Income Tax assets or Income Tax liabilities, calculated in accordance with the Applicable Accounting Principles (including the sample calculation of Closing Working Capital included therein).
“Closing Working Capital Surplus” means the amount, if any, by which the Closing Working Capital is greater than the Working Capital Target.
“Closing Working Capital Deficit” means the amount, if any, by which the Closing Working Capital is less than the Working Capital Target (which shall be expressed as a negative number).
“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and ERISA Sections 601 through 608.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of the Companies by an officer or officers of the Companies at the Closing pursuant to Article 10 (the “Company Closing Certificates”) and each agreement or document (other than this Agreement) that the Companies are to enter into as a party thereto pursuant to this Agreement.
“Company Group” means the Companies and their respective Subsidiaries, collectively.
“Consolidated Income Tax Liabilities” means any and all income Taxes of any Entity in the Company Group with respect to which such member has joined or will join in the filing of a Consolidated or Combined Return.
“Consolidated or Combined Return” means any Tax Return that is filed or required to be filed and that includes one or more members of the Company Group, on the one hand, and Seller or any of its Affiliates (other than an Entity in the Company Group), on the other hand.
“Contract” means any legally binding written agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, permit, mortgage, guarantee, purchase order, insurance policy or benefit plan, in each case as amended, supplemented or otherwise modified.
“Credit Agreement” means that certain Credit Agreement, dated December 27, 2013, among Tribune Company, a Delaware corporation, JP Morgan Chase Bank, N.A., and the Lenders referred to therein, including, to the extent applicable, the Collateral Documents (as defined in the Credit Agreement), the Guaranty (as defined in the Credit Agreement), and any other related ancillary agreement to which an Entity in the Company Group is a party.

“Debt” means, with respect to any Person, the aggregate of the following: (a) any liability of such Person (i) for borrowed money (including the current portion thereof), (ii) all obligations in respect of letters of credit, bankers’ acceptance, or performance or surety bonds issued for the account of any member of the Company Group (to the extent drawn and unpaid), (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) under any leases required to be recorded as capitalized or synthetic leases in accordance with U.S. GAAP, (v) under any financial hedging, swap or similar arrangements and (vi) the deferred purchase price of property, assets, businesses or services, including any earn-out, milestone, deferred consideration or similar future contingent payments owed by such Person; and (b) any liability described in clause (a) of other Persons to the extent guaranteed by such first Person, or recourse to such first Person or any of its assets, or that is otherwise the legal liability of such first Person. Debt includes (without duplication) any and all accrued interest, success fees, prepayment premiums or penalties, make whole premiums or penalties and fees or expenses actually incurred (including attorneys’ fees) associated with the prepayment of any Debt (other than with respect to any Debt not contemplated or required to be prepaid at Closing). For clarity, with respect to the Company Group, Debt excludes trade payables and other similar liabilities incurred in the ordinary course of business to the extent included in the calculation of Closing Working Capital.
“Documentation” means, collectively, programmers’ notes or logs, source code annotations, user guides, manuals, instructions, software architecture designs, layouts, any know-how, and any other designs, plans, drawings, documentation, materials, supplier lists, software source code and object code, net lists, photographs, development tools, blueprints, media, memoranda and records that are related to or otherwise necessary for the use and exploitation of any products of the Company Group, whether in tangible or intangible form, whether owned by the Company Group or held by the Company Group under any licenses or sublicenses or similar grants of rights.
“Effective Time” means 11:59 PM local time in each applicable jurisdiction on the Closing Date, but without giving effect to the Closing.
“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest, title retention device, collateral assignment, option, right of first refusal, preemptive right, community property interest or other similar encumbrance of any kind in respect of such asset.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, proprietorship or company (including any company limited by shares, limited liability company or joint stock company).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Entity which is a member of: (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (c) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes any Entity in the Company Group.
“Estimated Total Share Purchase Consideration” means (a) the Base Purchase Price, plus (b) the Estimated Closing Cash, plus (c) the Estimated Closing Working Capital Adjustment Amount, if any, minus (d) the Estimated Closing Debt, minus (e) Estimated Unpaid Transaction Expenses. For clarity, when calculating the Estimated Total Share Purchase Consideration, the same underlying amount shall not be added or subtracted more than once pursuant to the foregoing clauses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Rate” means the final rate of exchange of a currency for U.S. dollars for any given Business Day, as published by Bloomberg.com (or any successor publication).
“Final Total Share Purchase Consideration” means (a) the Base Purchase Price, plus (b) the Final Closing Cash, plus (c) the Final Working Capital Adjustment Amount, if any, minus (d) the Final Closing Debt, minus (e) the Final Unpaid Transaction Expenses. For clarity, when calculating the Final Total Share Purchase Consideration, the same underlying amount shall not be added or subtracted more than once pursuant to the foregoing clauses.
“Financial Statements” means the unaudited combined balance sheet and combined statement of operations of the Company Group for each of the fiscal years ended December 31, 2015 and December 31, 2014 and for the nine (9) months ended on the Balance Sheet Date.
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.
“Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Income Tax” means any Tax on or measured by net income.
“Indenture” means that certain Indenture, dated June 24, 2015, among Tribune Media Company, a Delaware corporation, the Subsidiary Guarantors (as defined in the Indenture), and The Bank of New York Mellon Trust Company, N.A., including, to the extent applicable, any related ancillary agreement to which an Entity in the Company Group is a party.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all rights in inventions (whether patentable or unpatentable and whether or not reduced to practice) and all patents, patent applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade names and Internet domain names, and Internet or World Wide Web URLs or addresses, all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”); (c) all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all rights in computer software (including source code and executable code); (e) all trade secrets and confidential business information, technology, databases, know-how, processes, designs, drawings and Documentation, whether or not secret, and whether or not reduced to writing; (f) any rights under any license to any of the foregoing, whether or not subject to statutory registration or protection; and (g) all goodwill associated with the foregoing.
“Intercompany Assets” means (i) any and all tax receivables due from Seller or any of its Affiliates (other than any Entity in the Company Group) to any Entity in the Company Group, (ii) any and all prior advances made by any Entity in the Company Group to Seller or any of its Affiliates and (iii) any and all

amounts of trade and non-trade receivables due from Seller or any of its Affiliates (other than any Entity in the Company Group) to any Entity in the Company Group.
“Intercompany Debt” means (i) any and all tax receivables due from any Entity in the Company Group to Seller or any of its Affiliates (other than any Entity in the Company Group), (ii) any and all prior advances made by Seller or any of its Affiliates (other than any Entity in the Company Group) to any Entity in the Company Group and (iii) any and all amounts of trade and non-trade receivables due from any Entity in the Company Group to Seller or any of its Affiliates (other than any Entity in the Company Group).
“IT Systems” means the hardware, software, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment owned or controlled by any Entity in the Company Group.
“knowledge” means the actual knowledge of the executive officers of an Entity of a particular fact, circumstance, event or other matter in question after reasonable inquiry by each such individual of the employees and agents of the Company Group that directly report to such individual, provided, however, that with respect to the Companies, executive officers shall mean solely John Batter, Patrick Gildea, Rich Cusick, Brian Hamilton, Steve Scherf, Eric Anderson, Ford Goodman, Ginger Bushell, Salvador Karottki and Atul Phadnis.
“Lookback Date” means January 31, 2014.
“Material Adverse Effect” means any fact, change, event, occurrence, circumstance, condition or effect that, individually or in the aggregate, taking into account all other changes, events, circumstances, conditions or effects, has had, or is reasonably likely to have a materially adverse effect on the financial condition, assets, liabilities, business, operations or results of operations of the Company Group, taken as a whole, except to the extent that any such fact, change, event, occurrence, circumstance, condition or effect directly or indirectly results from, arises out of, is attributable to or related to any one or more of the following: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the industries in which the Company Group conducts business; (c) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (d) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (e) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; (f) any actions taken or failure to take action, in each case, which Acquiror has approved, consented to or requested, or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; (g) changes in any Applicable Law (or the interpretation thereof) or changes in U.S. GAAP or other accounting standards (or the interpretation thereof); (h) any failure of the Business to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance metrics (but not, in each case, the underlying cause of such failure, unless such failure would otherwise be excepted from this definition); and (i) any matter specifically identified on the Company Disclosure Letter, except to the extent any such change, event, circumstance, condition or effect directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (a) - (b) above disproportionately affects in a material respect the Company Group as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company Group conducts business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur).
“Minority Investment Entities” means any Entity in which any Entity in the Company Group owns an equity interest and which is not a Subsidiary of any of the Companies. “Minority Investment Entities” shall not include NS Sports Media Pros Ltd. or Watchwith, Inc.
“Order” means any order, writ, injunction, judgment, decision, ruling, decree, award, determination or stipulation issued, promulgated or entered by, or any settlement or other agreement under the jurisdiction of, any court, arbitrator, mediator or other Governmental Authority or tribunal.
“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes that are being contested in good faith; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) any restriction or limitation imposed by this Agreement; (f) with respect to Company Group securities, any restrictions on transfer imposed by applicable federal and state securities laws; (g) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby; (i) Encumbrances securing the obligations of the Company Group under existing Debt that will be released at the Closing; and (j) all Encumbrances specifically disclosed in the Company Disclosure Letter.
“Person” means any individual, Entity or Governmental Authority.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending at the end of the Closing Date.
“Representatives” means, for any Person, the Affiliates of such Person, and its and their respective directors, officers, employees and stockholders or any investment banker, attorney or other advisor, agent or representative retained by any of the foregoing Persons.
“Reverse Transition Services Agreement” means an agreement for the provision of transition services from the Entities in the Company Group to Seller and certain of its Affiliates, in a form to be mutually agreed in good faith between the parties and based on the form in Section 1.1(a) of the Company Disclosure Letter.
“R&W Policy” means the representations and warranties insurance policy in the name of Acquiror.
“Seller Ancillary Agreements” means, collectively, each certificate to be delivered on behalf Seller by an officer or officers of Seller at the Closing pursuant to Article 10 (the “Seller Closing Certificates”) and each agreement or document (other than this Agreement) that Seller or any Entity in the Company Group is to enter into as a party thereto pursuant to this Agreement.

“Seller Common Stock Value” means the closing price of Seller’s class A common stock as reported on the New York Stock Exchange on the most recent date prior to the Closing Date on which shares of Seller’s class A common stock were publicly traded.
“Special Compensation Adjustment” means if the Seller Common Stock Value exceeds $36.00, the excess, if any, of the actual aggregate value, as of the Closing, of all Acquiror Closing Grants to Letter Grant Employees calculated in accordance with Section 7.3(c) of the Company Disclosure Letter using the Seller Common Stock Value over the aggregate value that would be attributable to those Letter Grant Employees’ Acquiror Closing Grants in accordance with Section 7.3(c) of the Company Disclosure Letter if the Seller Common Stock Value was equal to $36.00.
“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.
“Subsidiary” means any corporation or other business Entity: (a) in which a Person owns (directly or indirectly, beneficially or of record) at least a 50% equity, beneficial or financial interest; (b) in which a Person owns (directly or indirectly, beneficially or of record) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (c) that is otherwise, directly or indirectly, controlled by a Person. “Subsidiaries” shall not include NS Sports Media Pros Ltd. or Watchwith, Inc.
“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).
“Tax Authority” means any Governmental Authority responsible for the imposition, administration, assessment, and/or collection of any Tax.
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with any Tax Authority with respect to Taxes.
“Transaction Expenses” means (i) all third party fees and expenses incurred by a Person in connection with the Share Purchase and this Agreement, the Seller Ancillary Agreements, the Company Ancillary Agreements, the Acquiror Ancillary Agreements and the transactions contemplated hereby and thereby (including any fees and expenses of legal counsel, accountants and tax advisors, investment bankers and brokers of such Person), (ii) the Special Compensation Adjustment, (iii) all change-of-control payments, transactions bonuses, severance payments or any other amounts due to employees of the Company Group or Seller (or any of its Affiliates) that become payable as a result of the transactions contemplated hereby (and including the employer portion of any payroll taxes due on such amounts), and (iv) the severance and benefit costs and expenses for the individuals listed on Section 1.1(b) of the Company Disclosure Letter. Notwithstanding the foregoing, “Transaction Expenses” shall exclude any such amounts payable as a result of actions taken after the Closing by Acquiror or the Company Group and the granting of any equity incentive awards by Acquiror.

“Transition Services Agreement” means an agreement for the provision of transition services from Seller and certain of its Affiliates to the Entities in the Company Group, in a form to be mutually agreed in good faith between the parties and based on the form in Section 1.1(c) of the Company Disclosure Letter.
“Trapped Cash” means any cash or cash equivalents which as at immediately prior to the Effective Time: (a) is held by any Entity in the Company Group or by an agent of an Entity of the Company Group or Governmental Authority pursuant to (i) a contractual requirement or (ii) to the extent all such cash or cash equivalents in the aggregate exceed $250,000, a regulatory requirement; (b) is held as collateral by a person in respect of obligations of an Entity in the Company Group; (c) secures deposits of an Entity of the Company Group; or (d) held in or with respect to any Company Benefit Arrangement, including the rabbi trust for the Gracenote Inc. Deferred Compensation Plan and all cash held with respect to the Enswers Inc. pension plan. Notwithstanding the foregoing, “Trapped Cash” shall not (to the extent not included in any other category of “Trapped Cash”) include any cash or cash equivalents (x) required to be maintained in any applicable jurisdiction by Applicable Law to the extent all such cash or cash equivalents in the aggregate are equal to or less than $250,000 or (y) the transfer of which to another jurisdiction would result in Tax, penalties or other costs. Without prejudice to any other requirements set forth herein, the determination of whether any amounts are required to be maintained in any applicable jurisdiction by Applicable Law shall assume that any notice or related administrative requirements of a national bank or similar entity for distribution of such cash or cash equivalent have been met and that the relevant Entity has sufficient surplus, capital, retained earnings or similar concept to dividend or distribute all cash or cash equivalents held by such Entity.
“Tribune Names and Marks” means the Trademarks owned by Seller that were used in the Business as of the Closing.
“Triggering Event” shall have the meaning set forth in Section 2.3(g) of the Company Disclosure Letter.
“Unpaid Transaction Expenses” means Transaction Expenses of the Company Group which have been incurred and remain unpaid as of the Effective Time.
“U.S. GAAP” means United States generally accepted accounting principles, as applied on a consistent basis by the Person in question.
“Working Capital Target” means negative Four Million One Hundred Thousand Dollars ($(4,100,000)).
Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2
THE SHARE PURCHASE
2.1    The Closing. Subject to termination of this Agreement as provided in Article 11, the Closing shall take place at 10:00 a.m. Eastern Time at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, or remotely via the exchange of documents and signatures in PDF format or by facsimile, on the Closing Date.

2.2    Purchase and Sale of Company Shares. At the Closing, upon the terms and subject to the conditions contained herein, (a) Seller will sell, convey, transfer, assign and deliver to Acquiror, and Acquiror will purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Encumbrances other than restrictions on transfer under applicable securities laws, and (b) as full and complete consideration for the sale and transfer of the Shares, Acquiror shall pay (or cause to be paid) to Seller the Estimated Total Share Purchase Consideration as shown in the Closing Statement in accordance with Section 2.3 and subject to adjustment in accordance with Section 2.3, paid by wire transfer of immediately available funds to the bank account designated in writing by Seller to Acquiror no less than three Business Days prior to the Closing.
2.3    Closing Statement; Final Closing Statement; Disputes; Post-Closing Payments.
(a)    Closing Statement. At least three (3) Business Days prior to the Closing, Seller shall deliver to Acquiror an estimated balance sheet setting forth the components of Closing Working Capital as of the Effective Time and a written statement (the “Closing Statement”) setting forth in reasonable detail, good faith estimates of (a) (i) Closing Cash (the “Estimated Closing Cash” ), (ii) Closing Debt (the “Estimated Closing Debt”), (iii) Unpaid Transaction Expenses (the “Estimated Unpaid Transaction Expenses”) and (iv) Closing Working Capital (the “Estimated Closing Working Capital”) and the Closing Working Capital Surplus or Closing Working Capital Deficit, if any, resulting therefrom (the “Estimated Closing Working Capital Adjustment Amount”, which may be positive or negative), which Closing Statement shall quantify in reasonable detail the items constituting such Estimated Closing Cash, Estimated Closing Debt, Estimated Unpaid Transaction Expenses, Estimated Closing Working Capital and Estimated Closing Working Capital Adjustment Amount, and in each case calculated in accordance with the terms of this Agreement, the accounting principles set forth on Schedule 2.3(a) of the Company Disclosure Letter (the “Applicable Accounting Principles”) (including the sample calculation of Closing Working Capital included therein), and (b) on the basis of the foregoing, a calculation of the Estimated Total Share Purchase Consideration, including such data and schedules as may be reasonably appropriate to support such calculations.
(b)    Final Closing Statement. Within ninety (90) days after the Closing Date, Acquiror shall prepare and deliver to Seller a balance sheet setting forth the components of Closing Working Capital as of the Effective Time and a written statement (the “Final Closing Statement”) setting forth in reasonable detail (a) a calculation of the actual (i) Closing Cash (the “Final Closing Cash”), (ii) Closing Debt (the “Final Closing Debt”), (iii) Unpaid Transaction Expenses (the “Final Unpaid Transaction Expenses”) and (iv) Closing Working Capital (the “Final Closing Working Capital”) and the Closing Working Capital Surplus or Closing Working Capital Deficit, if any, resulting therefrom (the “Final Closing Working Capital Adjustment Amount”, which may be positive or negative), which Final Closing Statement shall quantify in reasonable detail the items constituting such Final Closing Cash, Final Closing Debt, Final Unpaid Transaction Expenses, Final Closing Working Capital and Final Closing Working Capital Adjustment Amount, and in each case calculated in accordance with the terms of this Agreement, the Applicable Accounting Principles (including the sample calculation of Closing Working Capital included therein), and (b) on the basis of the foregoing, a calculation of the Final Total Share Purchase Consideration, including such schedules and data as may be appropriate to support such calculations; provided, however, that all calculations of the Final Total Share Purchase Consideration set forth in the Final Closing Statement, including the Final Closing Cash, Final Closing Debt, Final Unpaid Transaction Expenses and Final Closing Working Capital (and Final Closing Working Capital Adjustment Amount) (including individual working capital line items), that are not different from such calculations set forth in the Closing Statement shall be final, conclusive and binding on the parties (unless and to the extent that resolution of a disputed calculation or line item affects an undisputed calculation or line item, in which case such undisputed calculation or line item shall remain open). Following the delivery of the Final Closing Statement to Seller, Acquiror shall provide Seller and its Representatives, at the request of Seller, with reasonable access (including electronic access) during normal business hours to (i) the books and records of the Company Group as well as any relevant work papers of Acquiror, the Company Group and their accountants (subject to Seller’s entry into such accountant’s standard form of access letter as such accountant may require) generated in preparing the Final Closing Statement, and (ii) such personnel or Representatives of the Company Group and Acquiror responsible for preparing the Final Closing Statement as may reasonably be required for the review of Acquiror’s calculations. All fees, costs and expenses of Seller relating to the review of the Final Closing Statement shall be borne by Seller and all fees, costs and expenses of Acquiror or the Company Group relating thereto shall be borne by Acquiror.
(c)    Disputes. The following sets forth the procedures for resolving disputes among the parties with respect to the determination of the Final Total Share Purchase Consideration:
(i)    Within forty-five (45) days after delivery to Seller of the Final Closing Statement, Seller may deliver to Acquiror a written statement (the “Objection Statement”) advising Acquiror that Seller disputes Acquiror’s calculations set forth in the Final Closing Statement, which Objection Statement shall include, in reasonable detail, the reasons for each item in dispute and proposed adjustments to Acquiror’s calculations set forth in the Final Closing Statement. If Seller does not timely deliver an Objection Statement as required above, then the calculation of the Final Total Share Purchase Consideration as set forth in the Final Closing Statement shall be final and binding on the parties and shall not be subject to further review, challenge or adjustment.
(ii)    If Seller timely delivers an Objection Statement pursuant to Section 2.3(c)(i) above, Acquiror and Seller shall confer in good faith to attempt to resolve any disagreements between the Final Closing Statement and the Objection Statement. If Acquiror and Seller are unable to resolve such disagreements within forty five (45) days after the date of the Objection Statement, then such disagreements shall be referred to Grant Thornton or another recognized firm of independent certified public accountants selected by mutual agreement of Acquiror and Seller (the “Settlement Accountants”). The Settlement Accountants shall determine only the disputed amounts based solely on materials presented by Seller and Acquiror and not by independent review, and in no event shall the Settlement Accountants’ calculation of any disputed amount be (x) less than the lesser of the amount claimed by either Seller or Acquiror, or (y) greater than the greater of the amount claimed by either Seller or Acquiror. The determinations of the Settlement Accountants with respect to the Final Total Share Purchase Consideration shall be made in accordance with the terms and conditions of this Agreement, shall be final and binding on the parties and shall not be subject to further review absent fraud or manifest error. The Settlement Accountants shall use their best efforts to reach a determination not more than forty five (45) days after such referral.
(iii)    Each party shall pay its own costs and expenses incurred in connection with this Section 2.3. Acquiror and Seller shall bear the fees and expenses of the Settlement Accountants based upon the inverse proportion of the dollar amount of the disputed items resolved in favor of such party (i.e., so that the prevailing party bears a lesser amount of such fees and expenses).
(iv)    In the event that any Cash included in the Final Closing Cash or any Trapped Cash is held in an account of Seller or one of its Affiliates (other than an Entity in the Company Group), Seller shall promptly pay such amount to Acquiror by wire transfer of immediately available funds.
(d)    Post-Closing Payments.

(i)    If the Final Total Share Purchase Consideration as finally determined pursuant to Section 2.3(c) is less than the Estimated Total Share Purchase Consideration, Seller shall deliver to Acquiror the amount of such difference no later than five (5) Business Days after the determination of such Final Total Share Purchase Consideration by wire transfer of immediately available funds.
(ii)    If the Final Total Share Purchase Consideration as finally determined pursuant to Section 2.3(c) is greater than the Estimated Total Share Purchase Consideration, Acquiror shall deliver to Seller the amount of such difference no later than five (5) Business Days after the determination of such Final Total Share Purchase Consideration.
(iii)    The procedures set forth in this Section 2.3 shall be the sole and exclusive remedy of the Indemnified Persons for any Damages in respect of the calculation of the Final Total Share Purchase Consideration, including the Final Closing Cash, Final Closing Debt, Final Unpaid Transaction Expenses and Final Closing Working Capital (and Final Closing Working Capital Adjustment Amount).
(e)    Withholding. Acquiror is permitted to withhold amounts payable hereunder as required under applicable Law, and such amounts withheld will be treated for all purposes hereof as paid to the Person with respect to which the withholding was made, provided that if any such withholding with respect to a payment under this Agreement is required by Netherlands Law (or the Law of any political subdivision of the Netherlands), Acquiror shall increase the amount of such payment by an amount necessary such that Seller receives the amount it would have received, after taking into account all available credits and deductions, had no such deduction or withholding been required. For the avoidance of doubt, the preceding sentence shall not apply to any Netherlands non-resident capital tax that could apply to the sale of Gracenote Netherlands Holdings B.V. Acquiror and Seller shall cooperate, as reasonably requested by the other party, to reduce the amount of withholding Taxes imposed on any payments due hereunder, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes and by promptly providing any relevant information reasonably requested by the other party. Acquiror represents that, except as otherwise required by a change in United States Law after the date hereof, Acquiror has no knowledge of any required United States deduction or withholding with respect to payments on the Closing Date in respect of Shares, assuming the receipt of (A) a valid, properly completed and duly executed IRS Form W-9 for Seller, indicating that backup withholding is not required under U.S. tax law, and (B) the certificate required to be delivered pursuant to Section 6.8.
(f)    Purchase Price Allocation. During the time period from the Agreement Date until the Closing, the Parties will cooperate in good faith to prepare a mutually agreed allocation of the Estimated Total Share Purchase Consideration among the shares, or, as applicable, membership interests, of each of the Companies.
(g)    The parties shall abide by the covenants and agreements set forth in Section 2.3(g) of the Company Disclosure Letter. If a Triggering Event occurs, then Seller shall pay to Acquiror, under the circumstances and subject to the limitations specified in Section 2.3(g) of the Company Disclosure Letter, an amount not to exceed Fifteen Million U.S. Dollars ($15,000,000). Any such payment shall be deemed an adjustment to the Purchase Price hereunder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Subject to the exceptions and other information set forth in the disclosure letter of the Companies addressed to Acquiror, dated as of the Agreement Date and delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”), the Companies represent and warrant to Acquiror as follows as of the date hereof and as of the Closing Date:
3.1    Company Group; Capitalization.
(a)    Schedule 3.1 of the Company Disclosure Letter sets forth a list of each Entity in the Company Group and the jurisdiction of organization of each such Entity. Each Entity in the Company Group (i) is duly organized, validly existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization and (ii) has the corporate or other organizational power and authority to own, operate and lease its properties and to carry on its business as now conducted and is duly qualified or licensed to do business, in each case, except where such failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    Seller has delivered to Acquiror correct and complete copies of the currently effective certificate of incorporation and bylaws (or other comparable charter or organizational governing documents) of each Entity in the Company Group, each as amended to date. Each Entity in the Company Group is not in violation of its certificate of incorporation and bylaws (or other comparable charter or organizational governing documents), each as amended to date, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    Seller owns, directly or indirectly, all of the issued and outstanding share capital or shares of capital stock, or other equity or voting interests, as applicable, of each Entity in the Company Group and each Minority Investment Entity except as listed on Schedule 3.1 of the Company Disclosure Letter. All such issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, as applicable, each Entity and each Minority Investment Entity in the Company Group is owned free and clear of all Encumbrances (other than restrictions on transfer under applicable securities laws and as set forth in its organizational governing documents and Encumbrances securing the obligations of the Company Group under existing Debt that will be automatically released at the Closing). There are no options, warrants, calls, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any share capital or shares of capital stock of, or other equity or voting interests in, as applicable, any Entity in the Company Group or the Company Group’s interests in any Minority Investment Entity, or any securities convertible into or exchangeable for capital stock of, or other equity or voting interests in, any Entity in the Company Group, or obligating Seller or any Entity in the Company Group or the Company Group with respect to any Minority Investment Entity to grant, extend or enter into any such option, warrant, call, commitment, conversion privilege or preemptive or other right or agreement.
3.2    Power, Authorization and Validity.
(a)    Power and Authority. Such Company has all requisite corporate or other organizational power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each Company Ancillary Agreement.

(b)    Board Approval. The execution, delivery and performance by such Company of this Agreement, each Company Ancillary Agreement and all other agreements, transactions and actions contemplated hereby, have been duly and validly approved and authorized by such Company’s board of directors (or comparable governing body) or has otherwise been duly authorized and approved.
(c)    Enforceability. This Agreement has been duly executed and delivered by such Company. This Agreement is valid, legal and binding obligations of such Company, enforceable against such Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
(d)    Bankruptcy. Neither the Seller nor any Entity in the Company Group are debtors under Bankruptcy Code and the Seller and each Company have the power and authority to enter into, execute, deliver and perform their obligations under this Agreement and each Company Ancillary Agreement without Bankruptcy Court approval and without restriction under any chapter 11 plan or similar instrument governing the Seller and/or any Entity in the Company Group.
3.3    No Conflict. Neither the execution, delivery and performance of this Agreement by such Company, nor the consummation of the Share Purchase or any other transaction contemplated hereby (i) violates, conflicts with, requires consent under or constitutes (with or without due notice or lapse of time or both) a breach or default under (or gives rise to any rights of revocation, withdrawal, suspension, material modification, termination, cancellation, acceleration, imposition of additional material obligations or loss of material rights under): (a) any provision of the organizational documents of any Entity of the Company Group of any Minority Investment Entity as currently in effect; (b) any Applicable Law or Governmental Permit applicable to the Company Group or any of their respective assets or properties; or (c) any Material Contract, or (ii) result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets or properties of the Company Group, except, in the case of clause (i)(b) and (ii), as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.
3.4    No Consents. No notice to, consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by such Company to enable such Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement or to consummate the Share Purchase, except for compliance with any applicable requirements of the HSR Act and the other competition laws of the jurisdictions set forth on Schedule 3.4 of the Company Disclosure Letter.
3.5    Litigation. (a) Except as set forth in Schedule 3.5 of the Company Disclosure Letter, since January 1, 2015 there has not been any, and there is no, material Action pending against any Entity in Company Group or any of the Company Group’s assets or properties (or against any officer or director of any Entity in the Company Group in their capacity as such) before any Governmental Authority, arbitrator or mediator; (b) to the knowledge of such Company, no such Action has been threatened in writing by any Person; (c) there is no material Order outstanding against or applicable to any Entity in the Company Group or any of the Company Group’s assets or properties (or against any officer or director of any Entity in the Company Group in their capacity as such); and (d) no Entity in the Company Group has any material Action pending or threatened in writing against any Governmental Authority or other Person.
3.6    Taxes.

(a)    All Income and other material Tax Returns required to be filed by or with respect to any Entity in the Company Group have been timely filed (taking into account any extensions). All such Tax Returns were complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns have been timely paid.
(b)    All material Taxes which any Entity in the Company Group is required by law to withhold or collect have been duly and timely withheld or collected and, to the extent required, have been paid over to the proper Tax Authority or properly set aside in accounts for such purpose.
(c)    As of the date hereof: (i) no material Taxes with respect to any Entity in the Company Group are under audit or examination by any Tax Authority; and (ii) no Tax Authority has asserted in writing any deficiency with respect to Taxes against any Entity in the Company Group with respect to any taxable period for which the period of assessment or collection remains open.
(d)    No Entity in the Company Group (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign law), in either case that would be binding upon any Entity in the Company Group after the Closing Date, (ii) is or has been prior to January 1, 2016, a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than any Entity in the Company Group) for purposes of filing Tax Returns on net income or (iii) has any liability for the Taxes of any Person (other than any Entity in the Company Group) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law.
(e)    No Entity in the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law) or (ii) installment sale or open transaction disposition made on or prior to the Closing Date. No Entity in the Company Group that is required to file a U.S. federal income Tax Return has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last three years.
(f)    There are no Encumbrances for Taxes upon any assets of an Entity in the Company Group, except for Permitted Encumbrances.
(g)    Other than as listed on Schedule 3.6(g), no election has been made under Treasury Regulations Section 301.7701-3 for any Entity in the Company Group to change its classification for U.S. federal income tax purposes.
(h)    No ruling from any Tax Authority that would materially affect an Entity in the Company Group with respect to Post-Closing Tax Periods has been received or requested by or on behalf of the Transferred Companies and their Subsidiaries.
(i)    No Entity in the Company Group has agreed to any extension of any limitation period applicable to any liability for Taxes, other than extensions that are no longer in effect or as a result of any extension of time permitted by applicable Law for filing any Tax Return.
(j)    No Entity in the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)    The representations and warranties set forth in this Section 3.6 are the sole representations and warranties relating to Taxes and no other representations or warranties contained in this Agreement shall be construed to cover any matter involving Taxes.
3.7    Financial Statements; No Undisclosed Liabilities.
(a)    Schedule 3.7(a) of the Company Disclosure Letter includes copies of the Financial Statements.  The Financial Statements (i) fairly present in all material respects the combined financial condition of the Company Group at the dates therein indicated and the combined results of the operations of the Company Group for the periods therein specified (subject, in the case of interim period financial statements, to normal year-end adjustments, none of which are reasonably expected to be material, individually or in the aggregate) and (ii) have been prepared from the books and records of the Company Group, prepared on a consistent basis and in a manner consistent with the accounting standards and methodologies used by Seller in the preparation of its financial statements, which have been prepared in accordance with U.S. GAAP.
(b)    The Company Group has no liabilities required to be set forth on a balance sheet prepared in accordance with U.S. GAAP (or in the related footnotes) or off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Exchange Act), except for (i) those specifically shown or reasonably reserved for on the Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the ordinary course of the Business and consistent with past practice, (iii) Transaction Expenses, (iv) liabilities arising under Material Contracts and (v) liabilities which would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.
3.8    Properties. The Company Group has good, valid and marketable title to all of its material tangible assets and properties (including those shown on the Balance Sheet), free and clear of all Encumbrances other than Permitted Encumbrances. The assets, rights and properties of the Company Group that will be owned, leased or licensed by Acquiror or the Company Group immediately after giving effect to the transactions contemplated hereby, together with all assets, rights and properties to be provided pursuant to the Transition Services Agreement, constitute all of the material assets, rights and properties required for the conduct of the Business in the ordinary course consistent with past practice (provided that in no event shall this representation and warranty be deemed to include Intellectual Property, which is the subject of Section 3.12). All IT Systems, hardware, equipment and other items of the Company Group’s tangible personal property and assets, which, individually or in the aggregate, are material to the Business are in good operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used or held for use. Schedule 3.8 of the Company Disclosure Letter lists all real property leased by the Company Group (the “Real Property Leases”), including the lessor, lessee and address for each such Real Property Lease. Seller has made available to Acquiror true and complete copies of the Real Property Leases. The Company Group does not own any real property. Except with respect to assets and personnel made available pursuant to the Transition Services Agreement and the Reverse Transition Services Agreement, none of the material assets or properties used by the Company Group in connection with the Business are used by Seller or any of its Affiliates, (other than the Company Group) in connection with the operation of their respective businesses.
3.9    Absence of Certain Changes. Since the Balance Sheet Date to the Agreement Date, (a) there has not been any Material Adverse Effect and (b) no Entity in the Company Group has:
(a)    amended its organizational documents;

(b)    declared, set aside or paid any dividend or other distribution in respect of its capital stock, or redeemed or purchased any of its capital stock or changed any rights, preferences or privileges of any of its outstanding capital stock, other than Cash dividends or distributions made in accordance with Applicable Law;
(c)    issued, sold, created or authorized any capital stock or any other securities;
(d)    subdivided, split, combined or reverse split the outstanding capital stock or entered into any recapitalization affecting the number of shares of outstanding capital stock (or equivalent equity) of any Entity in the Company Group or adopted or entered into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Entity in the Company Group;
(e)    (i) paid any material bonus, increased salary or severance, to any director, officer or employee (except for employees who are not executive officers or directors in the ordinary course of business consistent with its past practices or as required by Applicable Law or a Contract in effect on the date hereof), (ii) materially amended or entered into any employment Contract with any such person (except employees who are not officers or directors in the ordinary course of business), or (iii) adopted any plan or arrangement to provide compensation or benefits to any current or former directors, officers or employees, or materially amended or terminated any Company Benefit Arrangements (except in each case as required under ERISA, the Code, Applicable Law or this Agreement);
(f)    incurred any Debt or guaranteed any such Debt of another Person or issued or sold any debt securities or guaranteed any debt securities of another Person, in each case outside of the ordinary course of business;
(g)    placed or allowed the creation of any material Encumbrance (other than Permitted Encumbrances) on any of its assets or properties;
(h)    (i) lent any money, other than reasonable and normal advances to employees for bona fide expenses that were incurred in the ordinary course of business consistent with past practice, (ii) made any investments in, or capital contributions to, any Person or (iii) forgave or discharged in whole or in part any outstanding material loans or advances;
(i)    sold, leased, licensed, transferred or disposed of any assets material to the Business valued in excess of $500,000 (except for sales or licenses of Company Products or services provided by the Company Group, in each case in the ordinary course of business);
(j)    materially changed the manner in which it extends warranties, discounts or credits to customers;
(k)    unless required by U.S. GAAP, materially changed any of its accounting methods or working capital practices or revalued any of its assets;
(l)    made any material capital expenditures or commitments therefor in excess of $500,000, other than in accordance with the Business’ capital expenditures budget set forth in Schedule 3.9(l) of the Company Disclosure Letter;
(m)    settled, taken any action to compromise or waived any material right in connection with any material Action; or

(n)    entered into to any Contract, or otherwise authorized, agreed or committed, to do any of the things described in the preceding clauses (a)-(m) (other than negotiations and agreements with Acquiror and its representatives regarding the transactions contemplated by this Agreement).
3.10    Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 3.10(a)-(l) of the Company Disclosure Letter set forth a list of each of the following Contracts to which an Entity in the Company Group is a party as of the Agreement Date (each a “Material Contract”):
(a)    any Contract providing for payments by or to it in an amount of $500,000 or more per annum since January 1, 2015 (other than employment or consulting agreements);
(b)    any indenture, mortgage, trust deed, promissory note, bond (including performance bonds and surety bonds), loan agreement, security agreement, letter of credit, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities, hedging arrangement or any similar transaction, or that evidences any Encumbrance (other than Permitted Encumbrances and non-exclusive licenses of Intellectual Property in the ordinary course of business) on its assets or properties, or that evidences a leasing transaction of a type required to be capitalized in accordance with U.S. GAAP, in each case relating to an obligation in excess of $250,000;
(c)    (i) any lease, sublease, occupancy or co-location agreement or other Contract under which it is lessee or sublessee of any items of tangible personal property owned by any third party, in each case, that is reasonably expected to involve payments by the Company Group in an amount of $250,000 or more per annum and (ii) each Real Property Lease under which annual aggregate rental payments exceeds $250,000;
(d)    any joint venture, partnership, limited liability company or other similar Contract (including any Contract in respect of any investment in any Entity other than an Entity that is in the Company Group);
(e)    any Contract, or corporate organizational or similar constituent documents of any Minority Investment Entity, that materially restricts the Company Group from competing in any line of business or market or geographic area, including any Contract with material non-compete, exclusivity or “most-favored nation” provisions;
(f)    any Contract of guarantee or assumption (but not indemnification) of the obligations, liabilities or debts of any other Person (other than any Entity in the Company Group) by the Company Group;
(g)    any Contract relating to the sale, issuance, grant, exercise, award, purchase, right to purchase, repurchase or redemption of any of its capital stock or other securities;
(h)    any Contract for or relating to (i) the employment by it of any director, officer, employee or the engagement of any independent contractor or consultant that is not terminable by the Company Group on thirty (30) days’ or less notice without further cost or other liability (other than under Applicable Law) or (ii) termination of services of any director, officer, employee or consultant (including any separation, release or similar Contract) which provides for outstanding payments (other than for accrued wages for services performed or payments required under Applicable Law) by the Company Group with a value in excess of $150,000, in cash or otherwise;

(i)    any Contract with any labor union, works council or similar labor organization, or any collective bargaining agreement or similar Contract with or regarding its employees;
(j)    any Contract entered into after January 1, 2015, or under which the Company Group has continuing material obligations, pursuant to which it has acquired or disposed of a material business or entity, or substantially all the assets of a material business or entity, in each case whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;
(k)    any Contract with a Governmental Authority providing for payments since January 1, 2015;
(l)    any Contract with (i) Significant Customers identified in Section 3.19(a)(i), or (ii) Significant Vendors; or
(m)    any Contract material to the Business pursuant to which a third party licenses Intellectual Property to or from the Company Group (other than (i) Contracts that are licenses to “off-the-shelf”, “click-wrap” or “shrink-wrap” software or to software, data or databases that are otherwise generally commercially available and (ii) Contracts which are non-exclusive licenses entered into in the ordinary course of business with (x) customers of the Company Group and (y) vendors to the Company Group).
A correct and complete copy of each agreement or document required by these Sections 3.10 (a)-(m) to be listed on Schedule 3.10 of the Company Disclosure Letter has been delivered or made available to Acquiror.
3.11    No Default. With respect to each Material Contract, (i) such Material Contract is in full force and effect and constitutes a valid and binding agreement of the Entity in the Company Group party thereto enforceable in accordance with its terms, and, to the knowledge of the Companies, the other parties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Applicable Laws affecting the enforcement of creditors’ rights generally and by general equitable principles) and (ii) there exists no default or event of default or event, occurrence, condition or act, with respect to the Company Group or to the knowledge of the Companies, with respect to any other contracting party, which, with the giving of notice or the lapse of time, would reasonably be expected to become a default or event of default under such Material Contract, in each case with respect to the foregoing clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group taken as a whole.
3.12    Intellectual Property; IT Systems.
(a)    Except as set forth in Section 3.12(a)(i) of the Company Disclosure Letter, each Entity in the Company Group (i) owns or (ii) has the valid right or license to use, all Intellectual Property material to the conduct of the Business as currently conducted in all material respects free and clear of all Encumbrances, other than as set forth in license agreements or similar agreements granting rights to the Intellectual Property of the Company Group that are listed in Section 3.10(m) of the Company Disclosure Letter, (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”). As used in this Agreement, “Company-Owned IP Rights” means Company IP Rights that are owned or are purportedly owned by the Company Group. Except as set forth in Section 3.12(a)(ii) of the Company Disclosure Letter, to the knowledge of the Companies, none of the Intellectual Property included in the Company-Owned IP Rights is licensed to or otherwise used by Seller or any of its Affiliates (other than the Company Group) in connection with the operation of their business or otherwise. The Company Group’s rights in Company-Owned IP Rights are subsisting and, to the Companies’ knowledge, valid and enforceable.
(b)    Schedule 3.12(b)(i) of the Company Disclosure Letter sets forth a list (by name) of each of the products currently produced, manufactured, marketed, licensed, sold, or distributed by the Company Group (each a “Company Product”). Neither the operation of the Business, nor the use, development, manufacture, marketing, licensing, sale, offering for sale, distribution, or intended use of any Company Product, infringes or misappropriates any Intellectual Property right of any other party. As of the Agreement Date, there is no pending, or, to the knowledge of the Companies, threatened, written claim or litigation contesting the right of the Company Group to exercise any Company IP Right, nor has the Company Group received any written notice asserting that the use, development, manufacture, sale, offering for sale, licensing, or distribution of any Company Product infringes the Intellectual Property rights of any other Person. Except as set forth on Schedule 3.12(b)(ii), no individual or Entity in the Company Group has ever (x) indemnified any Person, or (y) been asked to indemnify any Person, in connection with a third party claim of infringement, misappropriation, or similar claim concerning any Company Product, Company IP Rights, or Company Registered IP Rights, in each case, where such indemnification has or would have had a material effect on the Business.
(c)    The Company Group has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the trade secrets included in the Company-Owned IP Rights. The Company Group has secured valid written assignments from all of the Company Group’s current and, since the Lookback Date, former, consultants, independent contractors and employees with respect to their contributions to the creation or development of any Company-Owned IP Rights material to the Business.
(d)    Schedule 3.12(d) of the Company Disclosure Letter contains a true and complete list, as of the Agreement Date, of all subsisting worldwide registrations, and pending applications made by or on behalf of the Company Group, of any Intellectual Property (collectively, the “Company Registered IP Rights”).
(e)    The Company Group owns all right, title and interest in and to all Company-Owned IP Rights, including all Company Registered IP Rights, free and clear of all Encumbrances, other than Permitted Encumbrances.
(f)    There is no unauthorized use, disclosure, infringement or misappropriation of any Company Owned IP Rights material to the Business by any employee or former employee of the Company Group, or by any former or current officers, consultants or independent contractors engaged by the Company Group.
(g)    Section 3.12(g) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of Contracts whereby any Entity in the Company Group has granted on an exclusive basis to any other Person any rights in the Company IP Rights.
(h)    Schedule 3.12(h) of the Company Disclosure Letter lists all Open Source Materials that the Company Group has incorporated into, combined with or distributed with the Company Products that are distributed to customers. As used in this Section 3.12(h), “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms including without limitation software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL. Except as set forth on Schedule 3.12(h) no Open Source Materials have been incorporated into any of the software or applications comprising or including any of the Company Products or Company Owned IP Rights that would require the Company Group to disclose, dedicate to the public domain, or distribute, free of charge, the proprietary source code comprising or including any of the Company

Products or Company Owned IP Rights. The Company Group’s use of Open Source Materials does not violate any open source licensing agreements, including in a manner that would require the Company Group to disclose, dedicate to the public domain, or distribute, free of charge, the proprietary source code comprising or including any of the Company Products or Company Owned IP Rights.
(i)    To the Companies’ knowledge, none of the IT Systems contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent or (iii) sending information to the Company Group or any third party.
(j)    Except with respect to Sections 3.3, 3.5, 3.8 (with respect to IT Systems), 3.10 and 3.20, the representations and warranties set forth in this Section 3.12 are the sole representations and warranties relating to Intellectual Property and IT Systems and no other representations or warranties contained in this Agreement shall be construed to cover any matter involving Intellectual Property or IT Systems.
3.13    Compliance with Laws.
(a)    Since the Lookback Date, the Company Group has complied with, and is now in compliance with, all Applicable Laws in all material respects. Since the Lookback Date, the Company Group has not received, nor has Seller or any of its Affiliates received with respect to the Company Group, any written notice from any Governmental Authority regarding any alleged violation of Applicable Law that would, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole.
(b)    The Company Group holds all material permits, licenses and approvals from, and has made all material filings with, government agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Business (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole. Since the Lookback Date, the Company Group has not received any written notice from any Governmental Authority regarding (i) any alleged failure to materially comply with any term or requirement of any Governmental Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Governmental Permit.
3.14    Employees, ERISA and Other Compliance.
(a)    Since the Lookback Date, each Entity in the Company Group has been and is in compliance, in all material respects, with Applicable Law relating to labor, employment and fair employment practices, except as would not be materially adverse to the Company Group taken as a whole. There are no material controversies pending or, to the knowledge of the Companies, threatened, between any Entity in the Company Group and any of their respective employees which controversies have or would reasonably be expected to result in a material Action.

(b)    Except as set forth in Schedule 3.14(b) of the Company Disclosure Letter, no Entity in the Company Group is a party to or bound by any labor agreement or collective bargaining agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, or works council, and to the knowledge of the Companies, no employees, consultants or contractors are represented by a labor union, labor organization or works council with respect to their employment or provision of services to the Company Group; no labor union, labor organization, works council or other collective group of employees, consultants or contractors has made a demand for recognition or certification with respect to the Company Group, and there are no representation or certification proceedings or applications seeking a representation or certification proceeding pending or, to the knowledge of the Companies, threatened in writing to be brought or filed before any Governmental Authority; and to the knowledge of the Companies, there is and, prior to the Agreement Date, has been, no union organizing activities among employees, consultants or contractors of the Company Group. There is no pending, or to the knowledge of the Companies, threatened work stoppage, lockout, labor grievance, arbitration, labor dispute, slowdown or labor strike against or affecting the Company Group, except as would not be materially adverse to the Company Group taken as a whole. No Entity in the Company Group, nor any of their representatives or agents has committed any unfair labor practice, except as would not be materially adverse to the Company Group taken as a whole. There are no pending, or to the knowledge of the Companies, threatened, efforts to certify any Person as the collective bargaining agent of all or some of the employees, consultants or contractors of any Entity in the Company Group.
(c)    Benefit Arrangements
(i)    Schedule 3.14(c) of the Company Disclosure Letter lists each Seller Benefit Arrangement and separately identifies each Company Benefit Arrangement, but shall not require listing of any individual employment agreements or offer letters with service providers which may be terminated by the employer either without notice or liability or, alternatively, upon the delivery of the minimum applicable notice or severance required by Applicable Law. The term “Seller Benefit Arrangement” shall mean any of the following which are sponsored, maintained or contributed to by any Entity in the Company Group or any ERISA Affiliate thereof for the benefit of any current or former employee or other service provider of any Entity in the Company Group or any Seller employees listed on Schedule 7.3(b) of the Company Disclosure Letter: (A) an “employee benefit plan” as defined in Section 3(3) of ERISA (regardless of whether subject to ERISA), (B) an outstanding loan from any Entity in the Company Group or ERISA Affiliate thereof (other than advances of wages in the ordinary course of business or loans properly issued under subsections (A) or (C) of this definition) and (C) a plan, policy, program fund or arrangement which provide insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ compensation benefits, vacation benefits, severance benefits, termination indemnity, redundancy pay, retention, disability benefits, death benefits, hospitalization benefits, medical benefits, dental benefits, vision care benefits, cafeteria benefits, child/dependent care benefits, sabbatical, retirement benefits, thirteenth month pay, incentive compensation, deferred compensation, profit-sharing or bonuses or equity or equity-based awards; in each case regardless of whether it is mandated under local Law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory; provided that any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee will not be considered a Seller Benefit Arrangement. The term “Company Benefit Arrangement” shall be limited to mean a Seller Benefit Arrangement that is available exclusively for the benefit or participation of current or former employees and service providers of the Company Group. For clarity, the term “Seller Benefit Arrangements” includes the Company Benefit Arrangements.

(ii)    Each Seller Benefit Arrangement in which employees of the Company Group have participated has been maintained in compliance in all material respects with its terms and Applicable Laws, and no event has occurred and no condition exists with respect to any Such Seller Benefit Arrangement that would be reasonably expected to give rise to any material liability under Applicable Laws to any Entity in the Company Group. Unless otherwise indicated in Schedule 3.14(c) of the Company Disclosure Letter, each Company Benefit Arrangement and Seller Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code (A) has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of all current Applicable Laws (a copy of which letter(s) have been delivered to Acquiror and its counsel), and to the knowledge of the Companies, nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which could reasonably be expected to cause the loss of the tax-qualified status of such Company Benefit Arrangement or Seller Benefit Arrangement, (B) is subject to an application to the Internal Revenue Service for such letter or has a remaining period of time to apply for such letter or (C), relies on a favorable Internal Revenue Service opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such employee pension benefit plan in accordance with Internal Revenue Service guidance for reliance on such opinion or advisory letters. Each other Seller Benefit Arrangement that is intended to qualify for Tax-preferential treatment under applicable Law so qualifies and since the Lookback Date has received, where required, approval from the applicable Governmental Authority that it is so qualified and, to the knowledge of the Companies, no event has occurred or circumstance exists that may give rise to disqualification or loss of Tax-preferential treatment.
(iii)    Seller has delivered to Acquiror a correct and complete copy of each material written Company Benefit Arrangement and Seller Benefit Arrangement, including all plan documents, adoption agreements, and amendments and restatements thereto as currently in effect, trust documents, financial statements, insurance policies (including any stop-loss insurance policies pertaining to a self-insured Company Benefit Arrangement or Seller Benefit Arrangement), and summary plan descriptions, relating thereto.
(iv)    No Action has been brought, or to the knowledge of the Companies, is threatened against or with respect to any Company Benefit Arrangement in respect of current or former employees of the Companies, including any audit or material inquiry by the Internal Revenue Service or the U.S. Department of Labor.
(v)    Other than as provided in Schedule 3.14(c)(v), no Company Benefit Arrangement or Seller Benefit Arrangement (other than life insurance arrangements providing benefits for individuals who die while actively employed with the Company Group or Seller, as applicable) provides post-termination or retiree welfare benefits to any current or former employee of the Companies for any reason, except as may be required by COBRA or other Applicable Law.
(d)    No Entity in the Company Group has any Company Benefit Arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), (iii) a “funded welfare plan” within the meaning of Code Section 419 or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Company Benefit Arrangement is or has ever been subject to Title IV of ERISA. Other than as provided in Schedule 3.14(c), (x) no Seller Benefit Arrangement is a defined benefit pension plan or other arrangement that provides benefits on a defined benefit basis in the event of retirement, termination or redundancy; and (y) no Seller Benefit Arrangement that is a retirement or deferred compensation plan or plan set forth on Schedule 3.14(c)(v) maintained, sponsored or contributed to by any Entity in the Company Group has any unfunded liability in excess of assets held for such Seller Benefit Arrangement. There does not exist any material liability under (A) Title IV of ERISA, (B) Section 302 of ERISA, (C) Code Sections 412, 430 and 4971, or (D) Code Section 4980B, in each case, that would be a liability of any Entity in the Company Group following the Closing, in each case, as a result of being an ERISA Affiliate of Seller prior to the Closing. No Entity in the Company Group has any material liability for Taxes under Code Section 4980H.
(e)    Unless otherwise indicated in Schedule 3.14(e) of the Company Disclosure Letter, the Company Group is not a party to any: (i) Contract with any current or former employee of the Companies with a value in excess of $100,000 the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company Group in the nature of the Share Purchase or any of the other transactions contemplated by this Agreement or any Seller Ancillary Agreement; or (ii) Company Benefit Arrangement or Seller Benefit Arrangement, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Share Purchase or any of the other transactions contemplated by this Agreement, or any event subsequent to the Share Purchase such as the termination of employment or services of any Person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. Except as a result of any actions taken by Acquiror or the Company Group after Closing, no Company Group member has made or has become obligated to make, and no Company Group member will as a result of the consummation of the transactions contemplated by this Agreement become obligated to make, any payments that would be nondeductible by any member of the Company Group by reason of Code Section 280G (without regard to subsection (b)(4) thereof). No Company Group member is required to “gross up” or otherwise compensate any current or former employee because of the imposition of any Tax under Code Section 4999 or Code Section 409A on any compensatory payment to the individual.
(f)    In the past two (2) years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act (the “WARN Act”) in respect of the Company Group or any WARN-type event as defined by Applicable Law.
(g)    The representations and warranties set forth in Section 3.7 and this Section 3.14 are the sole representations and warranties relating to ERISA, labor, employment and employee benefits matters and no other representations or warranties contained in this Agreement shall be construed to cover any matter involving ERISA, labor, employment and employee benefits matters.
3.15    No Brokers. No Entity in the Company Group is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Share Purchase or any other transaction contemplated by this Agreement (other than fees and expenses which constitute Transaction Expenses of the Company Group for which Seller will be responsible pursuant to Section 13.7). Acquiror shall not incur any liability or other obligation, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Share Purchase.
3.16    Insurance. As of the Agreement Date, Seller and the non-U.S. Entities of the Company Group maintain the policies of insurance and bonds listed in Schedule 3.16 of the Company Disclosure Letter. Schedule 3.16 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount, any applicable deductible as of the Agreement Date and indicates if the policy is part of a consolidated insurance program of Seller or any of its Affiliates (collectively, the “Seller Consolidated Insurance Program”). As of the Agreement Date, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company Group is otherwise in material compliance with the terms of such policies and bonds. Seller has delivered to Acquiror correct and complete copies of all such policies of insurance (or descriptions or summaries of such policies, if the policies have not yet been received by Seller) and bonds issued at the request or for the benefit of the Company Group other than such policies and bonds that are part of, or issued in respect of, the Seller Consolidated Insurance Program. Coverage under all policies which are part of the Seller Consolidated Insurance Program will cease as of the Closing Date.
3.17    Environmental Matters.
(a)    The Company Group is and since January 1, 2012 has been, in compliance with all Environmental Laws (as defined below) in all material respects, which compliance includes the possession by the Company Group of all Governmental Permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof.
(b)    Neither the Company Group nor Seller or any of its Affiliates (with respect to the Business) has received any written notice from a Governmental Authority that alleges that the Company Group is not in compliance with any Environmental Law, which non-compliance remains outstanding.
(c)    For purposes of this Section 3.17: (i) “Environmental Law” means any Applicable Law relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Applicable Law relating to emissions, discharges or releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials; and (ii) “Hazardous Materials” means pollutants, contaminants, toxic substances, petroleum and petroleum products, asbestos and any other substance that is currently regulated under an Environmental Law (other than office and cleaning supplies which are safely maintained).
(d)    The representations and warranties set forth in Section 3.7 and this Section 3.17 are the sole representations and warranties relating to environmental matters and no other representations or warranties contained in this Agreement shall be construed to cover any matter involving environmental matters.
3.18    Privacy.
(a)    Except as set forth in Section 3.18 of the Company Disclosure Letter, (i) no Entity in the Company Group is violating in any material respect any Applicable Laws relating to Privacy Rights and Obligations, and (ii) the Business of Company Group is, and at all times since the Lookback Date has been, operated in compliance in all material respects with all Laws relating to Privacy Rights and Obligations, and (iii) no Entity in the Company Group has experienced at any time since the Lookback Date any unauthorized access, acquisition, or other processing of Personal Data that has required notification to individuals, authorities, media, or others, and (iv) no Entity in the Company Group, nor Seller or any of its other Affiliates, has received any written notice from a Governmental Authority alleging any material violation under any Applicable Law relating to Privacy Rights and Obligations, except for violations that have been cured or remedied on or prior to the date of this Agreement.

(b)    Except as set forth in in Section 3.18 of the Company Disclosure Letter, each Entity in the Company Group: (i) takes commercially reasonable steps to protect the confidentiality, integrity and security of its software, databases, systems, networks, Intranet and Internet sites and all information, including Personal Data under its control, stored or contained therein or transmitted thereby from unauthorized or improper access, modification, transmittal or use; and (ii) is in compliance in all material respects with each applicable contractual obligation under a Material Contract respecting the use and disclosure of Personal Data that any Entity in the Company Group controls.
(c)    All Material Contracts with vendors providing services to the Company Group the primary purpose of which relates to the management of information that contain Personal Data by or on behalf of the Company Group are set forth in Section 3.18(c) of the Company Disclosure Letter and each Material Contract required to be listed in Section 3.18(c) of the Company Disclosure Letter contains a provision requiring each such service provider to comply with Applicable Laws.
(d)    Except as set forth in Section 3.18(d) of the Company Disclosure Letter, each Entity in the Company Group has commercially reasonable technological and procedural measures in place to protect Personal Data under its control against loss, theft and unauthorized access or disclosure. No claims are pending before any Governmental Authority or alternative dispute resolution forum or, to the Companies’ knowledge threatened, with respect to the Company Group’s receipt, collection, use, storage, processing, disclosure or disposal of Personal Data under its control.
(e)    As used herein, “Privacy Rights and Obligations” shall mean, collectively, rights and obligations respecting the obtaining, storing, using or transmitting of Personal Data, whether via electronic means or otherwise, including but not limited to, obligations such as duties to provide privacy notices to, or obtain privacy consents from, consumers, employees, or other individual data subjects, as well as obligations to address cross-border data transfer restrictions, to maintain appropriate data security measures, to provide notifications about data security breaches, to complete registrations with data protection and other authorities, to appoint data protection officers, and to comply with access inquiries and other rights of individual data subjects. As used herein, “Personal Data” means any information or any combination of data relating to a particular person or a person's device that is in the control of any Entity in the Company Group and enables such Entity in the Company Group to identify, directly or indirectly, or locate a particular person or a person's device, including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number, username, password, unique device identifier, IP address, cookie data, or other identifiers.
(f)    The representations and warranties set forth in this Section 3.18 are the sole representations and warranties relating to privacy and no other representations or warranties contained in this Agreement shall be construed to cover any matter involving privacy.
3.19    Customers and Vendors.
(a)    Schedule 3.19(a) of the Company Disclosure Letter lists (i) the names of the ten largest customers of the Company Group, as determined by annual revenue to the Company Group for the nine-month period ending on September 30, 2016, and (ii) certain other material customers (such customers listed on Schedule 3.19(a), collectively, the “Significant Customers”). As of the Agreement Date, no Significant Customer has notified the Company Group in writing that it will not continue as a customer of the Business after the Closing or that such customer intends to materially and adversely alter the terms of, or terminate its existing Contract as a result of the transactions contemplated by this Agreement or otherwise.

(b)    Schedule 3.19(b) of the Company Disclosure Letter lists the names of the ten largest vendors to the Company Group, based on payments made by the Company Group during the nine-month period ending on September 30, 2016 (the “Significant Vendors”). As of the Agreement Date, none of the Significant Vendors have notified the Company Group in writing that it will not continue as a vendor to the Business after the Closing or that such provider intends to terminate its existing Contract as a result of the transactions contemplated by this Agreement or otherwise.
3.20    Transactions with Affiliates. Section 3.20 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all (a) Contracts (other than employment agreements, equity or incentive equity documents, Employee Benefit Plans and Governing Documents) and (b) arrangements or understandings that will survive the Closing or give rise to any liability after the Closing, between any Entity in the Company Group, on the one hand, and Seller or one or more of its Affiliates (other than any Entity in the Company Group), on the other hand. Except as disclosed in Section 3.20 of the Company Disclosure Letter or as will not survive the Closing or give rise to any liability after the Closing, neither Seller nor any of its Affiliates (other than any Entity in the Company Group) nor, to the Companies’ knowledge any directors, officers or employees of Seller or its Affiliates (including any Entity in the Company Group) (i) owns any material property or right, tangible or intangible, which is used by the Company Group in connection with the conduct of the Business, (ii) owes any money to, or is owed any money by, any Entity in the Company Group, other than with respect to arrangements between the Entities in the Company Group and any payments to, or reimbursement of expenses of any director, officer, employee, individual consultant or independent contractor of an Entity in the Company Group, in such individual’s capacity as such, in the ordinary course of business, consistent with past practice and any intercompany allocations, charges, debts or credits that will not survive the Closing, or (iii) possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than any Entity in the Company Group) which is a material client, supplier, customer, lessor, lessee, or competitor of the Company Group; provided, that ownership of five percent (5%) or less of any class of securities of a company whose securities are publicly traded shall not be deemed to be a financial interest for purposes of this Section 3.20.
3.21    Compliance.
(a)    Since the Lookback Date, no Entity in the Company Group has directly, or indirectly through an Affiliate, employee, director, manager, officer or, to the Companies’ knowledge, agent paid, offered, given, promised to pay, or authorized the payment of any money or anything of material value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any Person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office, (v) any other Person at the suggestion, request, direction or for the benefit of any of the above-described Persons, or (vi) to any Person, in each case, for the purpose of obtaining or securing, or encouraging any Governmental Authority (or any officer or employee of a Governmental Authority) to enter into, any agreement or understanding with any Entity in the Company Group to purchase products or services of the Business in violation of the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act of 2010 or of any similar anticorruption Law applicable to the Company Group, in each case except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group taken as a whole.
(b)    Since the Lookback Date, (i) no Entity in the Company Group has conducted or initiated any internal investigation which found, or made a voluntary disclosure to any Governmental Authority with respect to, any violation of any Applicable Law relating to anti-corruption, anti-bribery or similar laws, and (ii) to the Companies’ knowledge, no Governmental Authority has initiated or threatened to initiate, an Action against any Entity in the Company Group before any Governmental Authority or alternative dispute resolution forum asserting that any Entity in the Company Group is not in compliance in any material respect with any Applicable Laws relating to the exporting or importing of goods or services, the FCPA, the U.K. Bribery Act of 2010 or any other Applicable Law of similar effect.
3.22    Accounts Receivable. Schedule 3.22 of the Company Disclosure Letter sets forth a complete and accurate list of the accounts receivable of the Company Group as of the Balance Sheet Date, showing the aging thereof. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the date thereof and through the date hereof (a) have arisen from bona fide transactions entered into by the applicable Entity of the Company Group involving the sale of goods or the rendering of services in the ordinary course of business; and (b) to the Companies’ knowledge, are not the subject of any contests, claims, rights of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. The reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company Group have been determined in accordance with the Applicable Accounting Principles, consistently applied, subject to the absence of disclosures normally made in footnotes.
3.23    No Other Representations and Warranties; Schedules. None of the Companies, any of their Affiliates or any of their respective Representatives, makes or has made any express or implied representation or warranty other than those expressly set forth in this Article 3 (and, with respect to Seller, Article 4). Disclosure of any fact or item in the Company Disclosure Letter shall be deemed to have been disclosed with respect to any paragraph or section if the relevance of such disclosure to such paragraph or section is reasonably apparent, whether or not a specific cross-reference appears. Disclosure of any fact or item in any section of the Company Disclosure Letter shall not necessarily mean that such fact or item is material to the Business or financial condition of the Company Group.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Acquiror as of the date hereof and as of the Closing Date as follows:
4.1    Organization and Good Standing. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is not in violation of its certificate of incorporation or bylaws, as currently in effect.
4.2    Power, Authorization and Validity.
(a)    Power and Authority. Seller has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Seller Ancillary Agreements and to consummate the Share Purchase. The execution, delivery and performance by Seller of this Agreement, each of the Seller Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Seller.
(b)    Enforceability. This Agreement has been duly executed and delivered by Seller. On the Closing Date, the Seller Ancillary Agreements will have been duly executed and delivered by Seller. This Agreement and each of the Seller Ancillary Agreements are, or when executed by Seller shall be, valid, legal and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
4.3    No Conflict. Neither the execution, delivery and performance of this Agreement or any of the Seller Ancillary Agreements by Seller, nor the consummation of the Share Purchase, the transactions contemplated by the Seller Ancillary Agreements or any other transaction contemplated hereby or thereby (i) violates, conflicts with, requires consent under or constitutes (with or without due notice or lapse of time or both) a breach or default under (or gives rise to any rights of revocation, withdrawal, suspension, material modification, termination, cancellation, acceleration, imposition of additional material obligations or loss of material rights under): (a) any provision of its certificate of incorporation or bylaws, as currently in effect; (b) any Applicable Law or Governmental Permit applicable to Seller or any of its assets or properties; or (c) any Material Contract to which Seller or any Entity in the Company Group is a party, or (ii) result in the creation of any material Encumbrance (other than Permitted Encumbrances) on any of the assets or properties of the Company Group, except in the case of clause (i)(b), or (ii) as would not be, individually or in the aggregate, material to Seller’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Seller Ancillary Agreements.
4.4    Title. The Seller is the beneficial and record owner of all of the issued and outstanding Shares of the Companies. At the Closing Seller will (i) with respect to each Entity in the Company Group own all, and (ii) with respect to the Minority Investment Entities, own as set forth on Schedule 3.1 of the Company Disclosure Letter, the issued and outstanding share capital and shares of capital stock of, or other equity or voting interests in, as applicable, each Entity in the Company Group and Minority Investment Entities (as applicable) free and clear of all Encumbrances (other than as set forth in their organizational governing documents, restrictions on transfer under applicable securities laws, any Encumbrance applicable to the Shares created or imposed by Acquiror and Encumbrances securing the obligations of the Company Group under existing Debt that will be automatically released at the Closing).
4.5    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Seller to enable Seller to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Seller Ancillary Agreements or to consummate the Share Purchase, except for compliance with any applicable requirements of the HSR Act and other competition laws of the jurisdictions set forth on Schedule 3.4 of the Company Disclosure Letter.
4.6    No Actions. There is no Action pending, or to the Companies’ knowledge threatened, against Seller of any of its Affiliates which (i) relates to Seller’s ownership of the Shares, or (ii) would reasonably be expected to have a material adverse effect on the transactions contemplated hereby or otherwise prevent or materially delay the Closing. There is no Order outstanding against Seller or any of its Affiliates which (i) relates to Seller’s ownership of the Shares, or (ii) would reasonably be expected to have a material adverse effect on the transactions contemplated hereby or materially delay the Closing.
4.7    No Other Representations and Warranties; Schedules. None of Seller, any of its Affiliates or any of their respective Representatives, makes or has made any express or implied representation or warranty other than those expressly set forth in this Article 4 (and, with respect to the Companies, Article 3). Disclosure of any fact or item in the Company Disclosure Letter shall be deemed to have been disclosed with respect to any paragraph or section if the relevance of such disclosure to such paragraph or section is reasonably apparent, whether or not a specific cross-reference appears. Disclosure of any fact or item in any section of the Company Disclosure Letter shall not necessarily mean that such fact or item is material to the Business or financial condition of the Company Group.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
Acquiror represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:
5.1    Organization and Good Standing. Acquiror is a private company with limited liability duly organized, validly existing and in good standing under the laws of the Netherlands and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Acquiror is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Acquiror’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Acquiror Ancillary Agreements. Acquiror is not in violation of its certificate of incorporation or bylaws (or equivalent organizational or governing documents), each as currently in effect.
5.2    Power, Authorization and Validity.
(a)    Power and Authority. Acquiror has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Acquiror Ancillary Agreements and to consummate the Share Purchase. The execution, delivery and performance by Acquiror of this Agreement, each of the Acquiror Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Acquiror.
(b)    No Consents. No notice to, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Acquiror to enable Acquiror to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Acquiror Ancillary Agreements or to consummate the Share Purchase, except for compliance with any applicable requirements of the HSR Act and other competition laws of the jurisdictions set forth on Schedule 3.4 of the Company Disclosure Letter.
(c)    Enforceability. This Agreement has been duly executed and delivered by Acquiror. On the Closing Date, the Acquiror Ancillary Agreements will have been duly executed and delivered by Acquiror. This Agreement and each of the Acquiror Ancillary Agreements are, or when executed by Acquiror shall be, valid, legal and binding obligations of Acquiror, enforceable against Acquiror in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
5.3    No Conflict. Neither the execution and delivery of this Agreement or any of the Acquiror Ancillary Agreements by Acquiror, nor the consummation of the Share Purchase or any other transaction contemplated hereby or thereby, violates, conflicts with, requires consent under or constitutes a breach or default under: (a) any provision of the organizational and governing documents of Acquiror, each as currently in effect; (b) any Applicable Law applicable to Acquiror or any of its assets or properties; or (c) any material

Contract to which Acquiror is a party, except in the cases of clauses (b) and (c) as would not, individually or in the aggregate, be material to Acquiror’s ability to consummate the Share Purchase or to perform its obligations under this Agreement and the Acquiror Ancillary Agreements.
5.4    Financing. Acquiror will have available to it upon the Closing sufficient funds to consummate the transactions contemplated by this Agreement, including payment in full of the amounts payable to Seller under Article 2.
5.5    Representations.
(a)    Acquiror acknowledges that the Companies, Seller and their respective Affiliates have not made and are not making any representations or warranties whatsoever, express or implied, regarding the subject matter of this Agreement except as provided in Article 3 and Article 4, or in the Seller Ancillary Agreements and Company Ancillary Agreements. In addition, Acquiror acknowledges and agrees that any cost estimates, projections and predictions contained or referred to in the materials that have been provided or made available to Acquiror by or on behalf of Seller or its Affiliates are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates.
(b)    Acquiror acknowledges and agrees that it (i) is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 3 and Article 4, (ii) has made its own inquiry and investigations into and, based thereon, has formed an independent judgment concerning the Company Group, (iii) has been provided with adequate access to such information, documents and other materials relating to the Company Group as it has deemed necessary to enable it to form such independent judgment, (iv) has had such time as Acquiror deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials, and (v) has been provided an opportunity to ask questions of Seller with respect to such information, documents and other materials and has received satisfactory answers to such questions. Acquiror further acknowledges and agrees that none of the Companies, Seller or their respective Affiliates has made any representations or warranties, express or implied, as to the accuracy or completeness of such information, documents and other materials other than the representations and warranties contained in this Agreement. Notwithstanding the foregoing, nothing contained in this Section 5.5 shall preclude or limit in any manner Acquiror's ability to make a claim against Seller or any of its Affiliates for actual fraud.
ARTICLE 6
COMPANY AND SELLER COVENANTS
During the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 11, the Companies and Seller covenant and agree with Acquiror as follows:
6.1    Advice of Changes.
(a)    The Companies shall promptly advise Acquiror in writing of (1) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Companies contained in Article 3 untrue or inaccurate such that the condition set forth in Section 10.1(a) would not be satisfied or (2) any breach of any covenant or obligation of the Companies pursuant to this Agreement such that the condition set forth in Section 10.2(a) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.1(a) shall not be deemed to amend or supplement the Company Disclosure Letter or affect any of the other terms and conditions of this Agreement or Acquiror's rights hereunder; provided further, that that the Companies’ failure to give notice under this Section 6.1(a) shall not be deemed to be a breach of covenant under this Section 6.1(a) but instead shall constitute only a breach of the underlying representation or warranty or covenant, as the case may be.
(b)    Seller shall promptly advise Acquiror in writing of (1) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Seller contained in Article 4 untrue or inaccurate such that the condition set forth in Section 10.1(b) would not be satisfied, or (2) any breach of any covenant or obligation of Seller pursuant to this Agreement or any Seller Ancillary Agreement such that the condition set forth in Section 10.2(b) would not be satisfied; provided, however, that the delivery of any such notice shall not or affect any of the other terms and conditions of this Agreement or Acquiror's rights hereunder; provided, further, that that Seller’s failure to give notice under this Section 6.1(b) shall not be deemed to be a breach of covenant under this Section 6.1(b) but instead shall constitute only a breach of the underlying representation or warranty or covenant, as the case may be.
6.2    Maintenance of Business. Except with Acquiror’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), as specifically set forth in Schedule 6.3 of the Company Disclosure Letter, as specifically contemplated by the terms of this Agreement or as may be required by Applicable Law, Order or Governmental Authority, Seller shall and shall cause the Company Group to (i) carry on the Business in the ordinary course, consistent with past practice and (ii) exercise commercially reasonable efforts to preserve relationships with the Business’ customers, advertisers and suppliers in substantially the same manner as it has prior to the Agreement Date, other than with respect to any changes in such relationships required by the terms of this Agreement (e.g., contract terminations) or as may occur in the ordinary course.
6.3    Conduct of Business. Except (i) with Acquiror’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), (ii) as specifically set forth in Schedule 6.3 of the Company Disclosure Letter, (iii) as contemplated in Section 6.7 or by the other terms of this Agreement or (iv) as may be required by Applicable Law, Order or Governmental Authority, Seller and the Companies shall not, and shall cause the other Entities in the Company Group (in each case, solely with respect to any Entity in the Company Group), not to:
(a)    amend the organizational documents of any Entity in the Company Group;
(b)    declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or purchase any of its capital stock or change any rights, preferences or privileges of any of its outstanding capital stock, other than Cash dividends or distributions made in accordance with Applicable Law;
(c)    issue, sell, create or authorize any capital stock or any other securities;
(d)    subdivide, split, combine or reverse split the outstanding capital stock or enter into any recapitalization affecting the number of shares of outstanding capital stock (or equivalent equity) of any Entity in the Company Group or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Entity in the Company Group;
(e)    (i) pay any material bonus, increased salary or severance, to any director, officer or employee (except for the acceleration of 2016 bonuses, if any, and except for employees who are not directors or executive officers in the ordinary course of business consistent with its past practices or as required by

Applicable Law or a Contract in effect on the date hereof), (ii) materially amend or enter into any employment Contract with any such person (except for employees who are not directors or officers in the ordinary course of business or as required by Applicable Law), or (iii) adopt any plan or arrangement to provide compensation or benefits to any current or former directors, officers or employees, or materially amend or terminate any Company Benefit Arrangement or, with respect to employees of any Entity of the Company Group, if it would materially increase the liability of any Entity in the Company Group in a manner that discriminates against the Company Group or its employees, any Seller Benefit Arrangement (except in each case as required under ERISA, the Code, Applicable Law or this Agreement);
(f)    incur any Debt or guarantee any such Debt of another Person or issue or sell any debt securities or guarantee any debt securities of another Person, in each case outside of the ordinary course of business;
(g)    place or allow the creation of any material Encumbrance (other than any Permitted Encumbrance) on any of its assets or properties (other than the shares or any other equity interest in any Entity in the Company Group or the Minority Investment Entities);
(h)    (i) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with past practice, (ii) make any investments in, or capital contributions to, any Person or (iii) forgive or discharge in whole or in part any outstanding material loans or advances;
(i)    sell, lease, license, transfer or dispose of any assets material to the Business valued in excess of $500,000 (except for sales or non-exclusive licenses of Company Products in the ordinary course of business or services provided by the Company Group in connection with the Business, in each case in the ordinary course of business);
(j)    amend, modify or waive in writing any material rights under or terminate any Material Contract;
(k)    make any capital expenditures, capital additions or capital improvements outside of the ordinary course of business in an amount in excess of $250,000 individually or $1,000,000 in the aggregate, other than in accordance with the capital expenditures budget set forth in Schedule 3.9(l) of the Company Disclosure Letter;
(l)    materially change the manner in which it extends warranties, discounts or credits to customers (except in the ordinary course of business);
(m)    (i) initiate any Action (other than for the routine collection of bills) or (ii) settle or agree to settle any Action (except where the amount in controversy does not exceed $1,000,000 and does not involve injunctive or other equitable relief or any other benefit other than a one-time cash payment due at the time of such settlement);
(n)    unless required by U.S. GAAP, materially change any of its accounting methods or working capital practices or revalue any of its assets;
(o)    merge, consolidate or reorganize with, acquire, or enter into any other business combination with any third-party corporation, partnership, limited liability company or any other entity

(other than Acquiror), or acquire all or substantially all of the assets of any such entity, in any transaction valued at, including the assumption of liabilities, in excess of $1,000,000;
(p)    except as otherwise required by applicable Law, make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, provided, that this Section 6.3(p) shall not apply to any Consolidated Income Tax Liabilities or Consolidated or Combined Return;
(q)    terminate or abandon any Company Registered IP Rights listed in Schedule 3.12(d) material to the Business; or
(r)    enter into to any Contract, or otherwise authorize, agree or commit, to do any of the things described in the preceding clauses (a)-(q) of this Section 6.3 (subject to exceptions set forth in this Section 6.3).
6.4    Necessary Consents. The Companies shall use commercially reasonable efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Share Purchase and the other transactions contemplated by this Agreement, to enable the Company Group to continue to carry on the Business immediately after the Closing and to keep in effect and avoid the breach, violation of or termination of any Material Contract. Anything to the contrary in this Agreement notwithstanding, Acquiror agrees that neither Seller nor any of its Affiliates shall have any liability whatsoever to Acquiror arising out of or relating to the failure to obtain any such consent and no representation, warranty or covenant herein shall be breached or deemed breached, no condition (other than the conditions set forth in Section 10.5) shall be deemed not satisfied and no termination right shall be deemed triggered as a result of such failure. Anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate Seller or any of its Affiliates to make, or to cause to be made, any payment to any third party (other than a Governmental Authority where required by Applicable Law) in order to obtain the consent or approval of such third party under any Contract or otherwise.
6.5    Access to Information.
(a)    The Companies shall allow Acquiror and its agents and advisors access at reasonable times to the files, books, records, technology, Contracts, personnel and offices of the Company Group, including any and all information relating to the Company Group’s taxes, Contracts, financial condition and real, personal and intangible property, subject to the terms of the Confidentiality Agreement between Seller and Acquiror dated June 14, 2016 (the “NDA”).
(b)    Anything to the contrary in Section 6.5(a) notwithstanding, (i) access rights pursuant to Section 6.5(a) shall be exercised in such manner as not to interfere unreasonably with the operations of the Business or any other business of Seller, (ii) the Companies may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by Seller’s counsel, may constitute a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information would reasonably be expected to conflict with Applicable Laws and (iii) neither Seller nor any of its Affiliates or its other Representatives shall have any obligation to provide Acquiror or its Representatives

(A) access to any Tax Return filed by Seller or any of its Affiliates, or any related materials, in each case not relating exclusively to the Company Group or (B) access to any individual personnel or payroll records, in each case not relating exclusively to the Company Group.
6.6    Satisfaction of Conditions Precedent. The Companies shall use reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 10 regarding the Companies, Seller shall use reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 10 regarding Seller, and the Companies, and Seller shall use reasonable best efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
6.7    Intercompany Arrangements. Notwithstanding anything herein to the contrary, it is understood and agreed as follows:
(a)    Prior to the Closing, Seller and the Companies may cause the transfer or sweep, including through intercompany dividends or distributions made in compliance with Applicable Law, of the Company Group’s Cash (including Cash the transfer of which would result in Tax, if applicable and to the extent in compliance with Applicable Law, but excluding any Trapped Cash and any cash in respect of which there is not sufficient surplus, capital, retained earnings or similar concept in order to permit such distribution or dividend in accordance with Applicable Law) to Seller or its Affiliates, with the intention that the Closing Cash be as close to zero as reasonably practicable.
(b)    Prior to the Closing, Seller and the Companies shall cause the Intercompany Debt to be extinguished in its entirety in accordance with Applicable Law (including through a dividend or capital contribution).
(c)    Prior to the Closing, Seller and the Companies shall cause the Intercompany Assets to be extinguished in their entirety in accordance with Applicable Law (including through a dividend or capital contribution).
(d)    Effective as of the Closing, other than (x) pursuant to this Agreement, including Section 8.3, the Company Ancillary Agreements, the Seller Ancillary Agreements or the Acquiror Ancillary Agreements and (y) as otherwise set forth in Schedule 6.7 of the Company Disclosure Letter, (i) Seller shall cause all Intercompany Contracts to be terminated, without any party or their respective Affiliates having any continuing obligations or benefits thereunder and (ii) the Company Group shall no longer receive any benefits or have any obligations under any Shared Contracts. Seller shall, and shall cause its Affiliates to, waive any termination, acceleration, consent or other rights adverse to the Company Group that would arise under any Intercompany Contract listed on Schedule 6.7 of the Company Disclosure Letter as a result of the consummation of the transactions contemplated hereby.
6.8    FIRPTA Certificates. Seller shall deliver to Acquiror prior to the Closing, a certificate or certificates in form and substance consistent with the form set forth in Schedule 6.8 of the Company Disclosure Letter, duly executed and acknowledged, certifying that any payments made pursuant to the terms of this Agreement are exempt from withholding pursuant to section 1445 of the Code.
6.9    Corporate Matters.
(a)    Seller shall use commercially reasonable efforts to obtain written resignations effective as of and subject to the Closing of each of the directors, managers and officers of each Entity in the Company Group who are not Continuing Employees and who are designated in writing by Acquiror at least ten (10) days prior to the Closing.
(b)    Seller shall use commercially reasonable efforts to provide complete and up-to-date share registers or member registers, as applicable, of each Entity in the Company Group detailing the equity ownership of such Entities prior to the Closing.
(c)    Seller shall, prior to the Closing and in compliance with all Applicable Laws, remove from the Company Group the equity interests of NS Sports Media Pros Ltd. and Watchwith, Inc. All Taxes incurred in connection therewith shall, for the avoidance of doubt, be deemed Pre-Closing Taxes.
(d)    Seller shall, prior to the Closing, provide the written waivers described on Section 6.9(d) of the Company Disclosure Letter.
(e)    Seller agrees that it will provide the benefits to employees in the Company Group (including the employees set forth on Section 1.1(b). of the Company Disclosure Letter) as set forth on Section 6.9(e) of the Company Disclosure Letter.
ARTICLE 7
ACQUIROR COVENANTS
With respect to the covenants set forth in Sections 7.1, 7.2, 7.3, and 7.7, during the time period from the Agreement Date until the earlier to occur of (a) the Closing or (b) the termination of this Agreement in accordance with the provisions of Article 11 and with respect to the covenants set forth in Sections 7.3, 7.4, 7.5, 7.6, 7.7 and 7.8 from and after the Closing, Acquiror covenants and agrees with the Companies and Seller as follows:
7.1    Advice of Changes. Acquiror shall promptly advise the Companies and Seller in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Acquiror contained in Article 5 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied, (b) any breach of any covenant or obligation of Acquiror pursuant to this Agreement or any Acquiror Ancillary Agreement such that the condition set forth in Section 9.2 would not be satisfied or (c) any change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article 9 not to be satisfied; provided, however, that that Acquiror’s failure to give notice under this Section 7.1 shall not be deemed to be a breach of covenant under this Section 7.1 but instead shall constitute only a breach of the underlying representation or warranty or covenant, as the case may be.
7.2    Satisfaction of Conditions Precedent. Acquiror shall use its reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Article 9, and Acquiror shall use its reasonable best efforts to cause the Share Purchase and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
7.3    Employee Benefit Matters.
(a)    As of the Closing, each Entity in the Company Group shall terminate its participation in each Seller Benefit Arrangement (other than the Company Benefit Arrangements) and in no event shall any Continuing Employee be entitled to accrue any benefits under any such Seller Benefit Arrangement as to which the participation of the Company Group or its current or former employees is terminated with respect to services rendered or compensation paid on or after the Closing. To the extent required by Applicable Law or the terms of a Seller Benefit Arrangement, Seller shall be responsible for notifying in writing each person employed by the Company Group at the Closing of the termination of his or her participation in any such Seller Benefit Arrangement, including, without limitation, any required written notice to participants in the Tribune Company 401(k) Savings Plan of their roll-over rights in connection with the Closing. Seller shall cause such termination to occur as soon as administratively practicable and no later than the Closing Date, unless such termination is prohibited or required to be delayed by Applicable Law or contractual obligations of Seller or any of its Affiliates, including the Company Group, with respect to any such Seller Benefit Arrangements. Effective as of Closing, Seller shall cause all Continuing Employees to become fully vested in their accrued benefit or account under the Seller 401(k) savings plan set forth in Schedule 7.3(a).
(b)    A Person who is an employee of any Entity in the Company Group immediately prior to the Closing and who remains an employee of any Entity in the Company Group or becomes an employee of Acquiror following the Closing shall be a “Continuing Employee”; provided, however, that no Legacy LTD Employee shall be a Continuing Employee until and unless such Legacy LTD Employee returns to active employee status and Seller shall use commercially reasonable efforts to transfer, effective as of no later than the Closing, the employment of each Legacy LTD Employee to an Entity not in the Company Group. Seller shall use commercially reasonable efforts to transfer, effective as of no later than the Closing, the employment of each individuals listed on Schedule 7.3(b) of the Company Disclosure Letter to an Entity in the Company Group, and each such person shall be considered a Continuing Employee for purposes of this Agreement. For a period of at least twelve (12) months immediately following the Closing, Acquiror shall (x) except as provided in Section 7.3(d), provide to all Continuing Employees a salary or wage level and target bonus opportunity substantially similar to the salary or wage level and target bonus opportunity applicable to employees of Acquiror who are similarly situated based on levels of responsibility and (y) allow the Continuing Employees to enroll or participate in Acquiror’s employee benefit plans, programs, policies and arrangements, including its retirement plans, medical plan, dental plan, life insurance plan and disability plan, bonus plans, equity incentive plans, severance benefits and other benefits arrangements, on substantially similar terms applicable to employees of Acquiror who are similarly situated based on levels of responsibility. Notwithstanding the foregoing, the Seller shall take such action, or shall cause the appropriate Entity in the Company Group to take such action, as necessary to terminate the employment of each of the individuals listed on Section 1.1 of the Company Disclosure Letter effective no later than immediately prior to the Closing.
(c)    Acquiror shall, effective as of the Closing, provide (or cause its Affiliate to provide) to each Continuing Employee who holds unvested Seller equity awards immediately prior to the Closing, (1) awards of Acquiror equity or equity of its Affiliate representing publicly-traded common stock of Acquiror or its Affiliate (“Acquiror Common Stock”), or (2) awards based on Acquiror Common Stock which settle only in cash, or (3) a cash payment at or promptly after (but in any event no later than 30 days after) the Closing in lieu of (1) or (2), or (4) any combination of (1), (2) or (3) having, in the aggregate, comparable value to such Continuing Employee’s unvested Seller equity awards as in effect immediately prior to the Closing (the “Acquiror Closing Grants”), provided that any Acquiror Closing Grants made with respect to an unvested Seller equity award that is an option shall be made in a manner that avoids adverse tax consequences under Code Section 409A. If a Continuing Employee is a party to one of the letter agreements set forth in Schedule 7.3(c) (each a “Letter Grant Employee”), the Letter Grant Employee will receive Acquiror Closing Grants that satisfy all terms and conditions required by Section 2(a) of such letter agreement for New Awards (as defined therein). Without limiting the foregoing, at grant, each Acquiror Closing Grant shall have a value as determined in accordance with the methodology set forth in Schedule 7.3(c). Promptly following the execution of this Agreement, Seller will provide Acquiror with all information regarding the

Continuing Employees reasonably required to comply with its obligations under this Section 7.3(c), including a list of all such Continuing Employees, the amounts of unvested equity awards held by each such Continuing Employee and the vesting schedule therefor. No later than four (4) Business Days prior to the Closing, Acquiror shall deliver to Seller written evidence of the approval by Acquiror’s board of directors of the grant of all Acquiror Closing Grants to Letter Grant Employees, with individual detail by each such Letter Grant Employee of all Acquiror Closing Grants to such person. No later than four (4) Business Days following the first scheduled meeting of the Acquiror’s board of directors following the Closing, Acquiror shall deliver to Seller written evidence of the approval by Acquiror’s board of directors of the grant of all Acquiror Closing Grants other than those granted to Letter Grant Employees, with individual detail by each such Continuing Employee of all Acquiror Closing Grants to such person.
(d)    Without limiting, and notwithstanding, anything herein to the contrary, Acquiror shall, and shall cause the Entities in the Company Group to, on and after the Closing, honor all rights and obligations in respect of current and former employees of the Company Group  arising from termination of their employment, if any, under the severance plans and agreements listed on Schedule 7.3 of the Company Disclosure Letter.
(e)    To the extent not paid prior to the Closing, any bonuses or commissions payable to any employee of the Company Group or the individuals listed on Schedule 7.3(b) of the Company Disclosure Letter that have been accrued on the books and records of any Entity in the Company Group or Seller or its other Affiliates in respect of any fiscal year of the Company Group ending on or prior to the Closing Date or for the fiscal year of such Entity or Seller, as applicable, that includes the Closing Date shall be paid by the Company Group (or by Seller or its other Subsidiaries) in the ordinary course of business in accordance with the terms of the applicable bonus or commission plan.
(f)    Effective as of, and following, the Closing, Acquiror and its Subsidiaries shall, or shall cause the Entities in the Company Group to, provide credit for each Continuing Employee’s length of service with the Companies (including any length of service with any Entity in the Company Group) for all purposes (including eligibility, vesting and benefit accrual) under each employee benefit plan, program, policy and arrangement, including retirement plans, medical plans, dental plans, life insurance plans and disability plans, bonus plans, severance benefits, and other bonus or benefit arrangements (the “Acquiror Plans”) of Acquiror, except that such prior service credit will not be required (i) with respect to accrued benefits under any defined benefit pension plan or (ii) to the extent that it results in a duplication of benefits.
(g)    Effective as of, and following, the Closing, to the extent permitted or required by Applicable Law, and to the extent Seller can provide Acquiror with all the requisite information, Acquiror and its Subsidiaries shall, or shall cause the Entities in the Company Group to, cause any Acquiror Plan in which any Continuing Employee participates that is a health or welfare benefit plan (collectively, “Acquiror Welfare Plans”) to, if applicable, (i) waive all limitations as to preexisting conditions, requirements for insurability, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees (and their eligible dependents), (ii) honor any payments, charges and expenses of such Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Benefit Arrangement in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Acquiror Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee following the Closing. In addition, to the extent that any Continuing Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Company Benefit Arrangement and such course of treatment is not completed prior to the Closing, Acquiror will use commercially reasonable efforts to arrange for transition care, whereby such Continuing Employee may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in network” rates. Notwithstanding the foregoing, transition care described in the preceding sentence shall be limited to care related the following conditions determined as of the Closing Date or such later date as may be provided for in the Transition Services Agreement (the "Transition Date"): (i) pregnancies in the second or third trimester, (ii) high-risk pregnancies, (iii) premature infants born before the Transition Date, (iv) infertility treatments, (v) bariatric surgery scheduled to occur on or after the Transition Date, (vi) cancer, with ongoing treatments, (vii) hospice care, (viii) any recent or acute medical conditions such as spinal cord injuries, cerebral vascular accidents, or traumatic brain injuries, (ix) occupational, speech, and physical therapy, (x) any inpatient or ambulatory surgical procedure scheduled to occur on or after Transition date, that the Seller Benefit Arrangement has already pre-certified, and (xi) mental health and/or substance abuse disorders.
(h)    Seller shall be responsible for administering compliance with the health care continuation requirements of COBRA with respect to all employees or former employees of an Entity in the Company Group and their covered dependents who incur a COBRA qualifying event at any time prior to the Closing Date and be liable for all such costs to the extent not already included in the calculation of Closing Working Capital. On or after the Closing Date, Acquiror or one of its Subsidiaries shall be responsible for administering compliance with the health care continuation requirements of COBRA with respect to all Continuing Employees and their covered dependents and be liable for all such costs.
(i)    Subject to Applicable Law, following the Closing Date Seller shall continue to provide long-term disability benefits (but not medical benefits) under a Seller Benefit Arrangement (for so long as Seller is required to provided such disability coverage under the terms of the applicable Seller Benefit Arrangement) to any Person who is a current or former employee of any Entity in the Company Group who received long-term disability benefits immediately prior to the Closing Date as a result of an event that occurred prior to the Closing Date (the “Legacy LTD Employees”). With respect to any Continuing Employee who received short-term disability benefits immediately prior to the Closing Date and who becomes eligible to receive long-term disability benefits as a result of the same disability following the Closing Date (the “New LTD Employees”), following the Closing Date, Seller shall provide such New LTD Employee with long-term disability benefits (but not medical benefits) under a Seller Benefit Arrangement.
(j)    On or after the Closing Date, Acquiror or one of its Affiliates shall provide short-term disability benefits to all eligible Continuing Employees under an Acquiror Plan in accordance with Section 7.3(b). Prior to the Closing Date, Seller shall provide short-term disability benefits under a Seller Benefit Arrangement to all eligible employees of the Company Group.
(k)    This Section 7.3 shall not operate to (a) duplicate any benefit provided to any Continuing Employee or to fund any such benefit, (b) be construed to mean the employment of the Continuing Employees is not terminable by Acquiror or the Company Group at will at any time, with or without cause, for any reason or no reason (other than as may be set forth in an employment agreement with the Continuing Employee), or (c) amend any ERISA plan or create any third party rights of causes of action for any person (including any employee representative, union, or labor organization).
7.4    Indemnification of Company Group Directors and Officers.
(a)    If the Share Purchase is consummated, then until the sixth anniversary of the Closing, Acquiror shall cause each Entity in the Company Group, or its successors to, fulfill and honor in all respects the obligations of such Entity to its current and former directors and officers or equivalent position holders (the “Company Indemnified Parties”) pursuant to (i) any indemnification, exculpation or expense advancement provisions under the organizational documents of such Entity, (ii) any indemnification agreements between any Entity in the Company Group and such Company Indemnified Parties or (iii) any purchase agreement entered into by Seller or any of its Subsidiaries in connection with the acquisition of any Entity or business in the Company Group, in each case, as in effect on the date of this Agreement or with respect to (i) and (ii), to the fullest extent permitted under Applicable Law, if greater, with respect to claims arising out of matters, acts or omissions occurring at or prior to the Closing (regardless of whether any proceeding relating to any Company Indemnified Party’s rights to indemnification, exculpation or expense advancement with respect to any such matters, acts or omissions is commenced before or after the Closing). Any claims for indemnification made under this Section 7.4(a) on or prior to the sixth anniversary of the Closing shall survive such anniversary until the final resolution thereof.
(b)    Effective as of the Closing, Acquiror, on behalf of itself and each Entity in the Company Group, and each of their respective successors and assigns, releases and forever discharges each Company Indemnified Party who is not a Continuing Employee from any and all losses, claims, damages, liabilities, judgments, costs, expenses (including reasonable attorneys’ fees), fines and settlements in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring on or prior to the Closing Date whether asserted or commenced prior to, on or after the Closing Date.
(c)    The provisions of this Section 7.4 are intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Parties (or their heirs, personal representatives, successors or assigns) against Acquiror and its successors and assigns. Acquiror shall cause the applicable Entity in the Company Group or its successors to, pay all costs and expenses (including reasonable attorneys’ fees) incurred by any Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns) in any legal action brought by such person that is successful to enforce the obligations of Acquiror, such Entity or its successors under this Section 7.4. The obligations of Acquiror, the Company Group and its successors under this Section 7.4 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns) without the prior written consent of such Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns, as applicable). In the event Acquiror (or any of its successors or assigns) (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 7.4.
7.5    Insurance. Acquiror acknowledges and agrees that, from and after the Closing Date, the Company Group and the assets of the Company Group shall cease to be insured by any insurance policies or any self-insured programs of Seller or its Affiliates, other than foreign insurance policies placed by non-U.S. Entities of the Company Group, which are not part of the Seller Consolidated Insurance Program. For a period of six (6) years following the Closing Date, Acquiror shall maintain, or shall cause the surviving company to maintain, in effect a directors’ and officers’ liability insurance policy covering the Company Indemnified Parties; provided, that this Section 7.5 shall be deemed to have been satisfied if a prepaid policy or policies (i.e., “tail coverage”) have been obtained for the benefit of such Entity in the Company Group, which policy or policies provide such Company Indemnified Parties with the coverage for an aggregate period of not less than six (6) years with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement and with terms and conditions that are no less favorable than the directors’ and officers’ liability insurance that currently covers the Company Indemnified Parties, with a Side A, B and C coverage limit of no less than Thirty-Five Million Dollars ($35,000,000) and a Side A Difference in Condition and Excess coverage limit of no less than Fifteen Million Dollars ($15,000,000). The premiums for such prepaid policies shall be paid in full by Acquiror at or prior to the Closing Date and such prepaid policies shall be non-cancelable.
7.6    Access to Information.
(a)    Following the Closing, Acquiror and the Company Group shall (i) allow Seller and its agents and advisors reasonable access to the personnel, properties, books and records of the Company Group as reasonably requested by Seller and to the extent needed in connection with the preparation of the financial statements of Seller or its Affiliates after the Closing or as otherwise needed in connection with Seller’s compliance with any Applicable Law and (ii) provide reasonable cooperation in connection with the litigation matters listed on Schedule 7.6(a) of the Company Disclosure Letter (the “Seller Matters”), including providing Seller with access at reasonable times to the personnel, properties, books and records of the Company Group to the extent related to the Seller Matters; provided, that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of Acquiror or the Company Group and at Seller’s expense.
(b)    Following the Closing, Seller and its applicable Affiliates shall (i) allow Acquiror and its agents and advisors reasonable access to the personnel, properties, books and records of Seller and its applicable Affiliates as reasonably requested by Acquiror and to the extent needed in connection with the preparation of the financial statements of Acquiror or its Affiliates after the Closing or as otherwise needed in connection with Acquiror’s compliance with any Applicable Law and (ii) provide reasonable cooperation in connection with all litigation matters of the Company Group (the “Company Group Matters”), including providing Acquiror with access at reasonable times to the personnel, properties, books and records of Seller and its applicable Affiliates to the extent related to the Company Group Matters; provided, that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of Seller or its Affiliates and at Acquiror’s expense.
7.7    Credit Support Obligations.
(a)    Acquiror shall use its reasonable best efforts, both before and following the Closing, to assume or replace the letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding relating to the Business or assets of the Company Group, including as set forth on Schedule 7.7 of the Company Disclosure Letter (the “Support Obligations”), such that Seller and its Affiliates (other than the Company Group) shall, following the Closing, no longer have any continuing obligations or liability thereunder. If Acquiror has not assumed or replaced any of the Support Obligations prior to the Closing, Acquiror shall (a) backstop such Support Obligations, (b) indemnify Seller and its Affiliates against any losses arising after the Closing with respect to such Support Obligations, (c) reimburse Seller and its Affiliates for any and all reasonable expenses incurred by them that are attributable to continuing such Support Obligations after the Closing and (d) not, and shall cause the Company Group to not, seek or enter into any extension, amendment or modification of such Support Obligations (including any extension, amendment or modification of any agreement relating to such Support Obligations) without Seller’s prior written consent.
(b)    Without limiting the foregoing, Acquiror shall use its reasonable best efforts prior to Closing to obtain and deliver evidence reasonably satisfactory to Seller (the “Guaranty Release”) that

Seller is no longer a guarantor of the Real Property Lease set forth on Section 7.7 of the Company Disclosure Letter (the “Guaranteed Lease”). If Acquiror has not obtained the Guaranty Release prior to the Closing, at the Closing Acquiror will enter into an agreement with Seller (the “Backstop Guaranty”), which agreement will include the unconditional and irrevocable obligations of Acquiror and its Subsidiaries set forth on Section 7.7(b) of the Company Disclosure Letter. In addition to the obligations set forth on Section 7.7(b) of the Company Disclosure Letter, the Backstop Guaranty shall include such other terms and conditions as are reasonably satisfactory to Seller and Acquiror consistent with the purpose and intent thereof. The Backstop Guarantee will be terminated upon the earlier of the expiration of the current term (without modification, amendment or extension) of the Guaranteed Lease and the date on which Seller is no longer a guarantor of the Guaranteed Lease.
7.8    Retained Trademark Run-Off Rights.
(a)    At the Closing, Acquiror shall cause appropriate filings to be executed and made with the Secretary of State of the State of Delaware to change the names of Tribune Digital Ventures, LLC, Tribune International Holdco, LLC and Tribune Media Services, LLC to names that do not include any Tribune Names and Marks.
(b)    Acquiror shall use commercially reasonable efforts to cease use of the Tribune Names and Marks on or as promptly as possible following the Closing Date but, in any event, all such use shall cease on the date that is three (3) months after the Closing Date. Seller hereby grants Acquiror the limited right and license to use the Tribune Names and Marks for such period solely in connection with the Business and solely to the extent to which, and in the manner in which, such Tribune Names and Marks were used in the Business as of the Closing Date.
ARTICLE 8
OTHER AGREEMENTS
8.1    Tax Matters.
(a)    Seller’s Responsibility for Taxes. Seller shall, bear and pay, reimburse, indemnify and hold harmless Acquiror from and against any and all (i) Taxes of the Seller, (ii) Taxes of the Company Group attributable to any Pre-Closing Tax Period, other than (x) Taxes imposed as a result of any transaction or other event that occurs after the Closing and (y) Taxes arising as a result of Acquiror’s making or causing to be made any election under Section 338 of the Code (or any similar provision of state, local or foreign law) in respect of any Entity in the Company Group, (iii) Taxes that arise under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of any Entity in the Company Group having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing Date or that are imposed by reason of any Entity in the Company Group having liability for Taxes of another Person (other than an Entity in the Company Group) arising under principles of transferee or successor liability or by contract as a result of activities or transactions taking place at or prior to the Closing and (iv) Taxes for which the Seller is responsible under Section 8.1(j), in each of the above cases, to the extent such Taxes exceed the accrual in respect thereof shown on the Final Closing Statement as finally determined. For purposes of this Section 8.1, any liability for Taxes attributable to a Straddle Period shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (v) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (vi) in the case of all other Taxes, on the basis of a closing of the books as of the end of the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis. Notwithstanding anything herein to the contrary, Seller shall have no liability to, or obligation to indemnify, any Acquiror Indemnified Person with respect to (I) Acquiror’s use of, or inability to use, net operating losses, capital losses, built-in losses, tax credits or similar items of the Company Group (II) any Taxes arising in a Post-Closing Tax Period.
(b)    Acquiror’s Responsibility for Taxes. Acquiror shall bear and pay, reimburse, indemnify and hold harmless Seller and its Affiliates from and against all liabilities for Taxes relating to any Entity in the Company Group and any Taxes for which Acquiror is liable pursuant to Section 8.1(g), excluding Taxes for which Seller is responsible under Section 8.1(a).
(c)    Refunds; Post-Closing Date Losses. Acquiror and Seller shall each be entitled to receive and retain any refund or other reimbursement or credit in respect of Taxes (including interest actually received thereon from a relevant taxing authority) for which such party is responsible under Section 8.1(a), 8.1(b) or 8.1(g), as the case may be, and Acquiror and Seller, as the case may be, shall promptly notify the other party of the receipt of any refund or other reimbursement or credit to which the other party is entitled hereunder and pay over such refund or other reimbursement or the amount of such credit. Neither Acquiror nor any Entity in the Company Group shall, to the extent permitted by applicable Tax Law, carry back to a Pre-Closing Tax Period any item of loss, deduction or credit or any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Closing Date.
(d)    Timing of Payment. Any indemnity payment required to be made pursuant to this Section 8.1 for Taxes payable by the indemnified party to a Tax Authority shall be made within thirty (30) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) business days prior to the date on which the relevant Taxes are required to be paid to the applicable Tax Authority.
(e)    Treatment of Payments. Seller and Acquiror agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Section 8.1 as adjustments to the purchase price for the Shares for all Tax purposes, to the maximum extent permitted by Applicable Law.
(f)    Survival. An obligation to indemnify for Taxes pursuant to this Section 8.1 shall survive until thirty (30) days following the expiration of the applicable statute of limitations or other limitation period (taking into account any applicable extension). The representations and warranties set forth in Section 3.6 (Taxes) and the covenants or agreements for Tax matters contained in this Agreement shall survive until thirty (30) days following the expiration of the applicable statute of limitations or other limitation period (taking into account any applicable extension).
(g)    Tax Returns.
(i)    Seller shall be responsible for preparing and filing all Tax Returns (A) of the Company Group that are due (taking into account extensions) on or prior to the Closing Date or (B) that are Consolidated or Combined Returns; provided, however, that if any such Tax Return described in clause (i)(A) hereof relates to a Tax for which Acquiror is responsible under Section 8.1(b), not later than twenty days prior to the due date for filing such Tax Return by Seller, Seller shall provide Acquiror with a copy of such Tax Return for Acquiror’s approval.
(ii)    Acquiror shall be responsible for preparing and filing all other Tax Returns relating to the business or assets of the Company Group; provided, however, that in the case of any such Tax Return with respect to a Pre-Closing Tax Period or a Straddle Period, not later than twenty days prior to the due date for filing such Tax Return by Acquiror, Acquiror shall provide Seller with a copy of relevant portions of the draft of such Tax Return for Seller’s approval, and unless prohibited by applicable Tax Law, such Tax Return shall be prepared and filed in a manner that is consistent with the past practice of the Company Group.
(iii)    Without the prior written consent of Seller, Acquiror shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or make or change any Tax elections or accounting methods, in each case with respect to any Entity in the Company Group relating to a Pre-Closing Tax Period or a Straddle Period, except to the extent required by applicable Tax Law.
(iv)    In the event of any disagreement between Acquiror and Seller regarding any Tax Return furnished to the other for approval under Section 8.1(d)(i) or 8.1(d)(ii) that cannot be resolved by the fifteenth day prior to the due date for such Tax Return, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Acquiror and Seller (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Acquiror and Seller. If the Tax Accountant does not resolve any differences between Acquiror and Seller with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by the party having the responsibility hereunder for filing such Tax Return and amended to reflect the Tax Accountant’s resolution.
(h)    Tax Contests.
(i)    Acquiror or Seller, as the case may be, shall notify the other party within twenty days after receipt by such party or any of its Affiliates of written notice of any pending federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes for which such other party or its Affiliates may be responsible under Section 8.1(a), 8.1(b) or 8.1(g) (“Tax Matters”).
(ii)    With respect to any Tax Matters relating to Taxes of any Entity in the Company Group for which Seller is obligated to indemnify Acquiror under Section 8.1(a), Seller may choose in its sole discretion to control, contest, resolve and defend against (at its expense) such Tax Matter (including selection of counsel); provided that with respect to any such Tax Matter, Seller shall keep Acquiror informed of all developments on a timely basis (including by sending copies of all material correspondence to Acquiror) and shall not agree to settle or resolve any such Tax Matter (other than a Tax Matter relating to Consolidated Income Tax Liabilities or any Consolidated or Combined Return, which Seller may settle or resolve in its sole discretion) without Acquiror’s consent, not to be unreasonably withheld, conditioned or delayed.
(iii)    Subject to Section 8.1(h)(iv), Acquiror shall have the sole right (at its own expense) to control all Tax Matters of any Entity in the Company Group not controlled by Seller pursuant to Section 8.1(h)(ii).
(iv)    Acquiror shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) controlled by Acquiror under Section 8.1(h)(iii) to the extent such concession, settlement or compromise could result in a payment from Seller to Acquiror pursuant to Section 8.1(a) of this Agreement, without the consent of Seller, which consent shall not be unreasonably withheld.
(i)    Books and Records; Cooperation. Acquiror and Seller shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided, that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.
(j)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax) ("Transfer Taxes") shall be borne equally by Seller and Acquiror. The party responsible for payment of Transfer Taxes under applicable Law shall pay such Transfer Taxes when due and, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees. The applicable party making payment shall submit a receipt of the applicable Transfer Tax for reimbursement within ten (10) days. If required by applicable Law, Seller or Acquiror will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. Acquiror and Seller shall cooperate, as reasonably requested by the other party, to reduce the amount of Transfer Taxes, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, Transfer Taxes and by promptly providing any relevant information reasonably requested by the other party.
(k)    No Section 338 Elections. Except as provided in this Section 8.1(k), no elections will be made under Section 338(g) or 338(h)(10) of the Code (or any corresponding or similar provision of state or local law) with respect to the Share Purchase. Seller shall consider in good faith any request by Acquiror to make an election under Section 338(g) of the Code with respect to any Entity in the Company Group that is organized outside of the United States, and shall not unreasonably withhold its consent to such election, provided, that, and without limitation, it shall be reasonable for Seller to withhold such consent unless (i) Acquiror agrees to reimburse and hold harmless (on an after-Tax basis) Seller and its Affiliates for any Taxes and other incremental costs resulting from such election and (ii) the amount described in the preceding clause (k)(i) can be readily determined by Seller without material cost or unreasonable burden. No Entity in the Company Group will make any other elections on or after the Closing Date that would have the effect of increasing taxable income or Taxes of the Company Group for any Pre-Closing Tax Period.
(l)    Notwithstanding anything herein to the contrary, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by this Section 8.1 and shall not be governed by the provisions of Article 12 (other than Section 12.3).
8.2    Regulatory and Other Authorizations; Notices and Consents.
(a)    Acquiror shall, and shall cause each of its Affiliates to, use its reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Acquiror Ancillary Agreements; (ii) cooperate fully with Seller and the Companies in promptly seeking to obtain all such authorizations, consents, orders and approvals; and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith. Each party hereto agrees to, and shall cause its respective Affiliates to, make as promptly as practicable, and in no event, no later than five (5) Business Days following the date hereof, its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto agrees to, and shall cause its respective Affiliates to, make as promptly as practicable, and in no event, no later than five (5) Business Days following the date hereof, its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Applicable Law and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Applicable Law. Acquiror shall, and shall cause its Affiliates to, pay all fees or make other payments required by Applicable Law to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals.
(b)    Each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates or any of their respective Representatives receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of an investigation), or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Each party hereto shall, and shall cause its Affiliates and its and their respective Representatives to, coordinate and cooperate fully with the other party hereto in exchanging such information and providing such assistance as the other party hereto may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The parties to this Agreement shall, and shall cause their respective Affiliates and their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and incorporate the other parties’ reasonable comments thereon; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company Group; (ii) as necessary to comply with contractual arrangements or Applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. No party to this Agreement shall extend any waiting period or comparable period under the HSR Act or other under any other applicable antitrust, competition, or trade regulation Applicable Law or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto.
(c)    Acquiror shall not, and shall cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Applicable Law, applicable to the transactions contemplated by this Agreement; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.
(d)    In furtherance and not in limitation of the covenants of the parties contained in this Section 8.2, each of the parties hereto shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible. Notwithstanding the foregoing or any other provision of this Agreement, Seller and the Company Group shall not, without Acquiror’s prior written consent, commit to any divestiture transaction or agree to any restriction on the Business, and nothing in this Section 8.2 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Article 11 so long as such party has up to then complied in all material respects with its obligations under this Section 8.2, (ii) require Acquiror or any of its Affiliates to offer, accept or agree to (A) dispose, sell or hold separate any part of its or the Company Group’s operations, assets or business (or a combination of Acquiror’s and its Affiliates’ and the Company Group’s respective operations, assets or businesses), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which Acquiror, the Company, or any of their Affiliates may carry on business in any part of the world or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding by (1) a Governmental Authority or (2) any proceeding by a private party beyond (x) the use of commercially reasonable efforts to avoid the entry of, or effect the dissolution of, any permanent, preliminary or temporary injunction or other order that would delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement and (y) pursuing a motion to dismiss or similar action with respect to such private party challenging any of the transactions contemplated hereby, and in each case taking any necessary related actions in connection therewith.
(e)    Acquiror shall provide all reasonably requested cooperation in connection with Seller’s works council consultation obligations described in Section 10.5 of the Company Disclosure Letter. Nothing in this Section 8.2(e) shall obligate or be construed to obligate Acquiror or any of its Affiliates to make, or to cause to be made, any payment to any third party in relation to the works council cooperation offered by Acquiror to Seller as described in the immediately preceding sentence.
8.3    Shared Contracts. Upon Acquiror’s request, with respect to those contracts that are identified on Schedule 8.3 of the Company Disclosure Letter between or among Seller or any of its Affiliates (other than any Entity in the Company Group, except in the event an Entity in the Company Group is a party to a contract together with Seller or any of its other Affiliates) and any third party under which the Company Group receives benefits that are material to the Business (the “Shared Contracts”), the parties shall use commercially reasonable efforts to (a) if permissible, assign to Acquiror or its designee (including the Company Group) that portion of the benefits and obligations under such Shared Contract as they relate to the Company Group or (b) cause the counterparty to each such Shared Contract to enter into a new contract with Acquiror or its designee (including the Company Group), on terms substantially similar to those contained in such Shared Contract, in order for the Company Group to receive the applicable benefits under such Shared Contract (each such new contract, a “New Contract”). If, prior to the Closing, such assignment is not permissible and if Acquiror is not able to obtain a New Contract with respect to a counterparty to any such Shared Contract, then, for a period of six months after the Closing Date, the parties shall continue to use their commercially reasonable efforts to cause such counterparty to authorize such assignment or to enter into a New Contract or, if mutually agreed between the parties, Seller shall provide the benefits and obligations of such Shared Contract as they relate to the Company Group pursuant to the Transition Services Agreement for the periods specified therein. For the avoidance of doubt, in no event shall Seller or any member of the Company Group be required to pay any consideration in connection with its obligations under this Section 8.3 or, unless requested to do so by Acquiror at Acquiror’s sole cost and expense, to commence, defend or participate in any litigation in connection therewith or to offer or grant any accommodation (financial or otherwise) to any third party in connection therewith.
8.4    No Use of Seller Retained Names. On and after the Closing Date, and except as set forth in Section 7.8 none of Acquiror or its Affiliates (including the Company Group following the Closing), shall use the “Tribune” or “Tribune Media” names, marks, domain names or logos (the “Retained Names”) or any name confusingly similar thereto (or any derivations therefrom in any language) alone or together with other words, logos, slogans, symbols or designs in any form, variation or manner in connection with any business that Acquiror or its Affiliates (including the Company Group following the Closing) may thereafter conduct.
8.5    Further Assurances.
(a)    Seller shall, at any time and from time to time after the Closing, upon the request and at the expense of Acquiror but without further consideration, do, execute, acknowledge, deliver and file, or shall cause to be done, executed, acknowledged, delivered and filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required by Acquiror for transferring, conveying, assigning and reducing to Acquiror’s possession and use, the Shares and the assets and properties of the Business. In addition, if a party or one of its Affiliates receives after the Closing Date any funds properly belonging to the other party, the recipient will promptly so advise the other party, and will promptly deliver such funds to the other party.
(b)    If, following the Closing, any Entity in the Company Group requires the right to use any Intellectual Property owned by Seller or any of its Affiliates (other than any Entity in the Company Group) that was used by the Company Group in connection with the operation of the Business prior to the Closing (the “Retained IP”), then Seller shall, or shall cause such Affiliates, to grant to Acquiror or one of its Affiliates a non-exclusive, world-wide, fully paid, royalty-free, fully transferable and non-cancelable license and right to use such Retained IP for all purposes in connection with the creation, marketing, sale and licensing of the Company Group’s products and services. If, following the Closing, Seller or any of its Affiliates (other than any Entity in the Company Group) requires the right to use any Intellectual Property owned by any Entity in the Company Group (or that was so owned at Closing and is then owned by Acquiror or Affiliates thereof) that was used in connection with the operation of the business of Seller or its Affiliates other than the Business as of the date hereof (the “Company Group IP”), then Acquiror shall, or shall cause such Entity, to grant to Seller or one of its Affiliates a non-exclusive, world-wide, fully paid, royalty-free, fully transferable and non-cancelable license and right to use such Company Group IP for all purposes in connection with the creation, marketing, sale and licensing of Seller’s or such Affiliate’s products and services and in a manner which does not compete with the products and services sold by any Entity in the Company Group as of the Closing Date or with respect to the products and services set forth on Annex A of the Non-Competition and Non-Solicitation Agreement, planned to be sold as of the Closing Date.
8.6    Negotiation of Agreements. Prior to the Closing, the parties shall negotiate with each other and agree in good faith on the terms of the Transition Services Agreement and Reverse Transition Services Agreement.
ARTICLE 9
CONDITIONS TO OBLIGATIONS OF THE COMPANIES AND SELLER

The Companies and Seller’s obligations to consummate the Share Purchase and take the other actions required to be taken by the Companies and Seller at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Seller in a writing signed on behalf of the Companies and Seller):
9.1    Accuracy of Representations and Warranties. The representations and warranties of Acquiror set forth in Article 5 (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the

Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing the Companies and Seller shall have received a certificate to such effect executed by an officer of Acquiror.
9.2    Covenants. Acquiror shall have performed and complied in all material respects with all of its covenants contained in this Agreement, including in Article 7 and Article 8 on or before the Closing (to the extent that such covenants require performance by Acquiror on or before the Closing), and at the Closing the Companies and Seller shall have received a certificate to such effect executed by an officer of Acquiror.
9.3    Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction any Applicable Law, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or any other transaction contemplated by this Agreement.
9.4    Government Consents. There shall have been obtained at or prior to the Closing Date the consents, authorizations or approvals from Governmental Authorities listed on Schedule 9.4 of the Company Disclosure Letter. All applicable waiting periods under the HSR Act shall have expired or early termination of such waiting periods shall have been granted.
9.5    Additional Agreement. Acquiror shall have executed the Transition Services Agreement and the Reverse Transition Services Agreement, each to become effective upon the Closing.

ARTICLE 10
CONDITIONS TO OBLIGATIONS OF ACQUIROR

Acquiror’s obligations to consummate the Share Purchase and take the other actions required to be taken by it at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Acquiror in a writing signed by Acquiror):
10.1    Accuracy of Representations and Warranties.
(a)    (i) The representations and warranties of the Companies set forth in Article 3 (other than the Fundamental Representations) shall be true and correct on and as of the Closing Date (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), except to the extent that the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) the Fundamental Representations of the Companies shall be true and correct on and as of the Closing Date in all material respects with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct in all material respects on and as of such specified date or dates). At the Closing, Acquiror shall have received a certificate confirming the accuracy of the representations and warranties of the Companies as described in this Section 10.1(a) executed by an officer of each of the Companies.
(b)    (i) The representations and warranties of Seller set forth in Article 4 (other than the Fundamental Representations), shall be true and correct on and as of the Closing Date (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), except to the extent that the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) the Fundamental Representations of the Seller shall be true and correct on and as of the Closing Date in all material respects with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct in all material respects on and as of such specified date or dates). At the Closing, Acquiror shall have received a certificate confirming the accuracy of the representations and warranties of Seller as described in this Section 10.1(b) executed by an officer of Seller.
10.2    Covenants.
(a)    The Companies shall have performed and complied in all material respects with all of their covenants set forth in this Agreement, including those contained in Article 6 and Article 8, at or before the Closing (to the extent that such covenants require performance by the Companies at or before the Closing), and at the Closing, Acquiror shall have received a certificate to such effect executed by an officer of each of the Companies.
(b)    Seller shall have performed and complied in all material respects with all of its covenants set forth in this Agreement, including those contained in Article 6 and Article 8, at or before the Closing (to the extent that such covenants require performance by Seller at or before the Closing), and at the Closing Acquiror shall have received a certificate to such effect executed by an officer of Seller.
10.3    No Material Adverse Effect. There shall not have been any Material Adverse Effect since the Agreement Date which remains continuing.
10.4    Compliance with Law; No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Authority of competent jurisdiction any Applicable Law, enactment, Order or Action (whether temporary, preliminary or permanent) that prohibits or renders illegal the Share Purchase or any other transaction contemplated by this Agreement.
10.5    Government Consents. There shall have been obtained at or prior to the Closing Date the consents, authorizations or approvals from Governmental Authorities listed on Schedule 9.4 of the Company Disclosure Letter. The works council consultations set forth in Section 10.5 of the Company Disclosure Letter shall have been completed. All applicable waiting periods under the HSR Act shall have expired or early termination of such waiting periods shall have been granted.
10.6    Additional Agreements. Seller and Acquiror shall have executed the Transition Services Agreement and the Non-Competition and Non-Solicitation Agreement in substantially the form in Section 10.6 of the Company Disclosure Letter, each to become effective upon the Closing.

10.7    Other Documentation. Seller shall have delivered to Acquiror the following documents:
(a)    transfer forms and certificates to legally effect the transfer of the Shares in a form reasonably acceptable to Acquiror along with the share certificates representing the Shares (where certificated); and
(b)    written confirmation from (i) the trustee under the Indenture that each Entity in the Company Group that is a Guarantor (as such term is defined in the Indenture) shall, upon the consummation of the Closing, be automatically and unconditionally discharged of its obligations under the Indenture; and (ii) the collateral agent under the Credit Agreement that each Entity in the Company Group shall, upon the consummation of the Closing, be released of its obligations (as defined in the Credit Agreement) and all Liens (as defined in the Credit Agreement) on any property of such Entity granted to or held by the collateral agent under any Loan Document (as defined in the Credit Agreement), including any equity interests of the Entities in the Company Group shall be released.
ARTICLE 11
TERMINATION OF AGREEMENT
11.1    Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of Acquiror, Seller and the Companies.
11.2    Unilateral Termination.
(a)    Either Acquiror on the one hand, or Seller and the Companies on the other hand, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase or any other material transaction contemplated by this Agreement.
(b)    Either Acquiror on the one hand, or Seller and the Companies on the other hand, by giving written notice to the other, may terminate this Agreement if the Share Purchase shall not have been consummated by midnight Eastern Time on June 19, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 11.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party results in the failure of any condition precedent set forth in Article 9 or Article 10 to be fulfilled or satisfied on or before such Termination Date.
(c)    Either Acquiror on the one hand, or Seller and the Companies on the other hand may terminate this Agreement at any time prior to the Closing if (i) the other has committed a breach of (A) any of its representations and warranties under Article 3, Article 4 or Article 5, as applicable or (B) any of its covenants under Article 6, Article 7 or Article 8, as applicable, and has not cured such breach within fifteen (15) Business Days after the party seeking to terminate this Agreement has given the other party written notice of such breach and its intention to terminate this Agreement pursuant to this Section 11.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured and if such cure period would expire after the Termination Date, the Termination Date shall be automatically extended, without any action by any party, to the date on which such cure period expires) and (ii) such breach, if not cured on or prior to the Closing Date, would result in the failure of any of the conditions set forth in Article 9 or Article 10, as applicable, to be fulfilled or satisfied.

(d)    Seller and the Companies, by giving written notice to Acquiror, may terminate this Agreement at any time, in their sole discretion, if a Governmental Authority shall have asserted any claim in any court, agency or other proceeding seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, and Acquiror has not confirmed in writing its intent to use commercially reasonable efforts to contest such claim within five (5) Business Days of a written request for such confirmation from Seller and abided by such undertaking.
11.3    Effect of Termination. In the event of termination of this Agreement as provided in Section 11.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Seller or the Companies, their Affiliates or any of their respective officers, directors or stockholders; provided, however, that (i) the provisions of this Section 11.3 (Effect of Termination) and Article 13 (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement, (ii) nothing herein shall relieve any party hereto from liability in connection with any willful breach of any of such party’s representations, warranties or covenants contained herein, and (iii) if Seller terminates this Agreement pursuant to Section 11.2(d), Acquiror shall have no liability to Seller for failing or refusing to use commercially reasonable efforts to contest such claim.
ARTICLE 12
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES
12.1    Survival. If the Share Purchase is consummated, the representations and warranties of Seller and the Companies contained in this Agreement shall survive the Closing and remain in full force and effect until 5:00 p.m. Eastern Time on the date that is twelve (12) months following the Closing Date; provided, however, that (i) the representations and warranties contained in Section 3.1 (Company Group; Capitalization), Section 3.2 (Power, Authorization and Validity), Sections 4.2 (Power, Authorization and Validity) and Section 4.4 (Title) (collectively, the “Fundamental Representations”) will remain operative and in full force and effect indefinitely, (ii) the ERISA representations and warranties contained in Section 3.14(d) until the expiration of the applicable statute of limitations relating to the subject matter of such representation or warranty plus sixty (60) days and (iii) the representations and warranties contained in Section 3.6 (Taxes) shall survive and expire as provided in Section 8.1(f); provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim (as defined below) delivered prior to the expiration of the applicable Claims Period (as defined in Section 12.4(b)) with respect to such representation or warranty shall be affected by the expiration of such representation or warranty. If the Share Purchase is consummated, all covenants of the parties contained in this Agreement (including the covenants set forth in Article 6, Article 7 and Article 8) required to be performed or complied with prior the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing and remain in full force and effect until the date that is twelve (12) months after the Closing Date, and all other covenants of the parties contained in this Agreement, as well as Pre-Closing Covenants to the extent they contemplate performance following the Closing (each, a “Post-Closing Covenant”) shall survive the Closing until fully performed; provided, however, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any breach of a covenant that is set forth in a Notice of Claim delivered prior to the expiration of the Claims Period with respect to such covenant shall be affected by the expiration of such covenant. Notwithstanding the foregoing, Section 8.1(f) shall govern the survival and expiration of the representations and warranties set forth in Section 3.6 (Taxes) and any Covenants with respect to Taxes.
12.2    Agreement to Indemnify.
(a)    From and after Closing, Seller shall indemnify and hold harmless Acquiror and its Affiliates (including the Company Group) and their respective officers, directors, employees, agents and representatives

(each hereinafter referred to individually as an “Acquiror Indemnified Person” and collectively as “Acquiror Indemnified Persons”) from and against any and all damages, losses, costs, penalties and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs (including such fees and costs incurred in connection with enforcing the provisions of this Article 12)) (hereinafter collectively referred to as “Damages”), arising out of or resulting from the following (the “Indemnifiable Matters”): (i) any breach or failure to be true and correct or inaccuracy of any representation or warranty made by Seller or the Companies in this Agreement; (ii) any breach of or default in connection with any of the covenants or agreements made by Seller or the Companies in this Agreement; (iii) Taxes that are the responsibility of Seller pursuant to Section 8.1; (iv) the ownership and operation of Seller’s and its Affiliates’ (other than the Company Group) businesses prior to, at and after the Closing, including, without limitation, all liabilities under any Seller Benefit Plans (excluding Company Benefit Plans), (v) all Company Debt and Transaction Expenses to the extent not included in the calculations set forth in Section 2.3 hereof and (vi) the matters set forth on Section 12.2(a) of the Company Disclosure Letter.
(b)    From and after Closing, Acquiror shall indemnify and hold harmless Seller and its Affiliates (excluding the Company Group) and their respective officers, directors, employees, agents and representatives (each hereinafter referred to individual as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages arising out of or resulting from the following: (i) any breach or failure to be true and correct of any representation or warranty made by Acquiror in this Agreement; or (ii) any breach of or default in connection with any of the covenants or agreements made by Acquiror in this Agreement.
12.3    Limitations.
(a)    No Acquiror Indemnified Person shall be entitled to indemnification in respect of any claim for indemnification that is made pursuant to Section 12.2(a)(i) (and does not involve a Fundamental Representation) unless and until (i) the amount of Damages that have finally been determined to be indemnifiable pursuant to Section 12.2(a)(i) in connection with any individual claim or series of related claims based on a similar set of operative facts is greater than $100,000 (the “De Minimis Threshold”) and once the De Minimis Threshold has been exceeded, the Acquiror Indemnified Person may be indemnified for all Damages related thereto and not just the amount in excess of the De Minimis Threshold (the “Non De Minimis Damages”), but subject to any remaining amount of the Deductible and (ii) the aggregate amount of Non De Minimis Damages that have finally been determined to be indemnifiable pursuant to Section 12.2(a)(i) exceeds Five Million Six-Hundred Thousand Dollars ($5,600,000) (the “Deductible”), and once the Deductible has been reached, the Acquiror Indemnified Person may be indemnified for all Non De Minimis Damages in excess of the Deductible.
(b)    The maximum amount recoverable by the Acquiror Indemnified Persons from Seller for Damages in respect of claims for indemnification under Section 12.2(a)(i) shall be Two Million Eight Hundred Thousand Dollars ($2,800,000) (the “Indemnification Limit”), which shall be the sole and exclusive remedy against Seller, and any Damages in respect of claims for indemnification under Section 12.2(a)(i) in excess of the Indemnification Limit shall solely be recoverable through the R&W Policy. The maximum amount recoverable by the Acquiror Indemnified Persons from Seller for Damages in respect of claims for indemnification under Sections 8.1 and 12.2(a) (other than any claim with respect to Taxes described in Section 8.1(a)(iii)) shall be the Final Total Share Purchase Consideration, which shall be the sole and exclusive remedy against Seller.
(c)    Without limiting the foregoing, Damages shall be calculated net of actual recoveries under insurance policies and contractual indemnification or contribution provisions (in each case calculated net of any actual collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums); provided, that, in the event that an indemnified persons recovers from a party hereunder for any particular Damages and thereafter recover for the same Damages pursuant to any insurance policies and/or contractual indemnification or contribution provisions, then the amount recovered pursuant to such insurance policies and/or contractual indemnification or contribution provisions (after deducting therefrom the amount of actual collection costs incurred by it and up to the amount first recovered from the other party in respect of such claim) shall be paid to such party by the indemnified party.
(d)    Damages shall exclude special, incidental, indirect, exemplary or punitive Damages, and except resulting from any Third Party Claim, consequential Damages. No indemnified person shall be entitled to double recovery for any indemnifiable Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties and covenants, or any other indemnity, in this Agreement. If and solely to the extent that an amount of Damages in connection with an Indemnifiable Matter was already specifically taken into account in connection with calculation of the Closing Cash, Closing Debt or Final Total Share Purchase Consideration, the same amount of such Damages may not be recovered under this Article 12. Costs and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs and other out-of-pocket expenses) incurred by any Acquiror Indemnified Person in investigating, preparing or defending any applicable Third-Party Claim shall constitute indemnifiable Damages if and solely to the extent that such Third-Party Claim arises out of or results from an Indemnifiable Matter.
(e)    In determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Damages, the amount of the Damages shall be determined net of any Tax benefit actually realized by the Acquiror Indemnified Person (or any Affiliate thereof) as the result of sustaining or paying such Damages (including as the result of facts or circumstances due to which the Indemnified Party sustained or paid such Damages).
(f)    Following the Closing, and other than with respect to claims for actual fraud or claims for equitable remedies, specific performance or injunction relief, (i) Section 8.1 and this Article 12 shall constitute the sole and exclusive remedy for recovery of Damages by the Acquiror Indemnified Persons for all Indemnifiable Matters or otherwise in respect of this Agreement and the transactions contemplated hereby, (ii) all applicable statutes of limitations or other claims periods with respect to claims for Indemnifiable Matters shall be shortened to the applicable claims periods and survival periods expressly set forth herein and (iii) subject to the indemnification provisions set forth in this Article 12, the Acquiror Indemnified Persons irrevocably waive, from and after the Closing Date, any and all rights they may have to make claims against Seller or any of its Affiliates (excluding the Company Group), or their respective officers, directors, employees, Affiliates, controlling Persons, agents, representatives, successors or assigns, in each case, under statutory and common law as a result of any Damages incurred by the Acquiror Indemnified Persons with respect to the Indemnifiable Matters or otherwise in respect of this Agreement and the transactions contemplated hereby whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article 12.
(g)    For purposes of determining the amount of Damages recoverable by an indemnified Person under this Article 12 with respect to an indemnity claim regarding a breach of or inaccuracy in any representation or warranty, and for purposes of determining whether or not any breach of or inaccuracy in any representation or warranty has occurred, all representations and warranties of the Companies in Article 3, all representations and warranties of the Seller in Article 4 and all representations and warranties of the Acquiror in Article 5 shall be construed as if the terms “material” and “in all material respects” and any reference to “Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties; provided, that the definition of Material Contracts shall not be modified by the foregoing for any purpose hereunder.
(h)    Following the Closing, and other than with respect to claims for actual fraud or claims for specific performance or injunctive relief, (i) Section 8.1 and this Article 12 shall constitute the sole and exclusive remedy for recovery of Damages by the Seller Indemnified Persons for all Indemnifiable Matters or otherwise in respect of this Agreement and the transactions contemplated hereby, (ii) all applicable statutes of limitations or other claims periods with respect to claims for Indemnifiable Matters shall be shortened to the applicable claims periods and survival periods expressly set forth herein and (iii) subject to the indemnification provisions set forth in this Article 12, the Seller Indemnified Persons irrevocably waive, from and after the Closing Date, any and all rights they may have to make claims against Acquiror or any of its Affiliates, or their respective officers, directors, employees, Affiliates, controlling Persons, agents, representatives, successors or assigns, in each case, under statutory and common law as a result of any Damages incurred by the Seller Indemnified Persons with respect to the Indemnifiable Matters or otherwise in respect of this Agreement and the transactions contemplated hereby whether or not in excess of the maximum amounts permitted to be recovered pursuant to this Article 12.
(i)    Tax Indemnity. Notwithstanding anything herein to the contrary, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by Section 8.1 and shall not be governed by the provisions of this Article 12 (other than Section 12.3).
12.4    Notice of Claim.
(a)    As used herein, the term “Claim” means a claim for indemnification by any Person entitled to indemnification under this Article 12 (each, an “Indemnified Person”). Acquiror or Seller shall give written notice of a Claim (a “Notice of Claim”) to the Person or Persons liable for such Claim (each, an “Indemnitor”) promptly after Acquiror or Seller, as applicable, becomes aware of the existence of any actual or potential claim for indemnification under this Article 12, arising out of or resulting from (i) any matter indemnifiable under Section 12.2 or (ii) the assertion, whether orally or in writing, against any Indemnified Person of a claim, demand or Action brought by a third party against such Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any matter indemnifiable under Section 12.2.
(b)    The period during which claims may be initiated (the “Claims Period”) for indemnification for Damages arising out of or resulting from the Indemnifiable Matters shall commence at the Closing and terminate at the expiration of any applicable survival period specified in Section 12.1.
(c)    Each Notice of Claim by Acquiror or Seller given pursuant to this Section 12.4 shall contain the following information:
(1)    that the Indemnified Person has incurred, paid, sustained or accrued, or reasonably anticipates that it will incur, pay, sustain or accrue, Damages in an aggregate stated amount arising from such Claim, and if not then definitively known, a reasonable estimate thereof, (which amount may be the amount of Damages claimed by a third party in an action brought against any Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Indemnified Person under this Article 12); and

(2)    a brief description, in reasonable detail (to the extent reasonably available to Acquiror or Seller), of the facts, circumstances or events giving rise to such Damages based on Acquiror’s or Seller’s good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Damages are related, (y) the identity of any third party claimant and (z) copies of any formal demand or complaint from any third party claimant.
(d)    No delay on the part of Acquiror or Seller in giving Indemnitor a Notice of Claim shall relieve Indemnitor from any of its obligations under this Article 12 unless (and then only to the extent that) Indemnitor is materially prejudiced thereby.
12.5    Defense of Third-Party Claims. Any Third-Party Claim shall be subject to the following procedures:
(a)    Defense by Indemnitor. Indemnitor will have the right to assume the defense of such Third-Party Claim at its sole cost and expense with reputable legal counsel of its choosing by delivering written notice of such election to the Indemnified Person within fifteen (15) Business Days after receipt of the Notice of Claim describing such Third-Party Claim. If Indemnitor assumes the defense of the Third-Party Claim in accordance with this subsection (a), then:
(i)    Indemnitor shall keep the Indemnified Person informed of all material developments relating to such Third-Party Claim. The Indemnified Person shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.
(ii)    The Indemnified Person may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, but shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.
(iii)    Indemnitor shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person or (2) the sole relief provided in connection with such judgment, settlement or compromise is monetary damages that are paid in full by Indemnitor or any other relief that is enforceable only against Indemnitor.
(iv)    The insurer under the R&W Policy and its agents and advisors shall be permitted to associate effectively with the parties hereto in the defense of any matter which might reasonably constitute a Loss (as defined in the R&W Policy).
(b)    Exceptions. Notwithstanding the foregoing, Indemnitor shall not be entitled to assume the defense of such Third-Party Claim (unless the Indemnified Person agrees otherwise in writing) in the event:
(i)    the Third-Party Claim involves an injunction or other equitable relief; or
(ii)    outside legal counsel to the Indemnified Person reasonably determines that the legal counsel chosen by Indemnitor has a conflict of interest in representing the interests of the Indemnified Person (including because the Indemnified Person may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnitor in respect of a Third-Party Claim).
(c)    Defense by Indemnified Person. In the event that Acquiror or Seller gives Indemnitor a Notice of Claim and Indemnitor does not thereafter promptly assume or declines to assume the defense of such Third-Party Claim or is not entitled to assume the defense of such Third-Party Claim according to Section 12.5(b) above, then the Indemnified Person will have the right to assume and control the defense of such Third-Party Claim with counsel of its choosing (which reasonable fees and expenses of such counsel shall constitute Damages to which Indemnitor is responsible if the Claim underlying such Third-Party Claim is a Claim for which the Indemnified Person is entitled to indemnification hereunder). If the Indemnified Person assumes the defense of the Third-Party Claim in accordance with this Section 12.5(c), then:
(i)    The Indemnified Person shall keep Indemnitor informed of all material developments relating to such Third-Party Claim. Indemnitor shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not waive any privilege.
(ii)    Indemnitor may retain separate co-counsel and participate in the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim at its own cost and expense, but shall not be entitled to determine or conduct the defense of such Third-Party Claim or settlement negotiations with respect to such Third-Party Claim.
(iii)    The Indemnified Person shall not consent to the entry of any judgment or enter into any settlement or compromise of such Third-Party Claim without the prior written consent of Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed), unless (1) such judgment, settlement or compromise includes an unconditional release from all liability with respect to the claim in favor of the Indemnified Person or (2) the Indemnified Person stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 12 in connection with such judgment, settlement or compromise.
(d)    Cooperation. Indemnitor and the Indemnified Person shall use reasonable best efforts to cooperate (and cause their respective legal counsel to cooperate) in connection with the defense of any Third-Party Claim, including by (i) furnishing copies of documents, records or other information reasonably requested by the other party and (ii) providing access to employees whose assistance, testimony or presence is reasonably necessary to assist in the evaluation and defense of such Third-Party Claim (provided that any such access shall not unreasonably interfere with the business activities of either party).
12.6    Resolution of Notice of Claim. Each Notice of Claim given by an Indemnified Person shall be resolved as follows:
(a)    Uncontested Claims. If, within forty-five (45) days after a Notice of Claim is received by Indemnitor, Indemnitor does not contest such Notice of Claim in writing as provided in Section 12.6(b), Indemnitor shall be conclusively deemed to have consented to the recovery by the Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 12.
(b)    Contested Claims. If Indemnitor gives Acquiror or Seller, as applicable, or the Indemnified Person written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”)

within the 45-day period specified in Section 12.6(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Indemnitor and the Indemnified Person or (ii) in the absence of such a written settlement agreement within forty-five (45) days following receipt by the Indemnified Person of the written notice from Indemnitor, unless otherwise agreed to in writing by the Indemnified Person and Indemnitor, by binding litigation between Indemnitor and the Indemnified Person in accordance with the terms and provisions of Section 12.6(c).
(c)    Litigation of Contested Claims. Either the Indemnified Person or Indemnitor may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America located within New Castle County in the State of Delaware, and appellate courts therefrom, to resolve the Contested Claim. Judgment upon any award rendered by such courts may be entered in any court having jurisdiction.
(d)    Access to Information. Indemnitor shall have reasonable access to information about the Indemnified Person and, in the case of Seller, to information about the Company Group and its successors and assigns (if any) and the reasonable assistance of such Indemnified Person’s and, in the case of Seller, the Company Group’s officers and employees for purposes of administering Claims and exercising its rights hereunder; provided, that, Indemnitor shall treat confidentially and not use or disclose any nonpublic information from or about the Indemnified Person and, as applicable, the Company Group or its successors and assigns (if any) to anyone (except to Indemnitor’s Affiliates, employees, attorneys, accountants, financial advisors or authorized representatives on a need to know basis, in each case who agree to treat such information confidentially); provided, however, that (i) neither the Indemnified Person nor the Company Group shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would jeopardize the protection of attorney-client privilege and (ii) in the event of any litigated dispute between the parties, the rules of discovery shall apply.
12.7    Treatment of Indemnification Payments. Seller and Acquiror agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article 12 as adjustments to the Total Share Purchase Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.
ARTICLE 13
MISCELLANEOUS
13.1    Governing Law. The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of first, the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof) lacks jurisdiction over the matter, the Federal courts of the United States of America located within New Castle County in the State of Delaware (or appellate court thereof) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 12.6(c)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.8 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware.
13.2    Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Acquiror, including any successor to, or assignee of, all or substantially all of the business and assets of Acquiror and Acquiror may assign its right to purchase any of the Shares at the Closing to one or more of its Affiliates; provided that Acquiror shall remain liable for each of its obligations hereunder. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.
13.3    Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
13.4    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.
13.5    Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. Each party hereto agrees not to raise any objection to the availability of the equitable remedy of specific performance to enforce compliance with the covenants and obligations of Acquiror under this Agreement and hereby waives any defense that a remedy at law would be adequate.  No party hereto shall be required to provide any bond or other security in connection with seeking an order to specifically enforce this Agreement.  However, notwithstanding the foregoing, following the Closing, Section 12.3(i) shall exclusively control regarding remedies under this Agreement for Indemnifiable Matters. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of damages or otherwise in the Delaware Court of Chancery or the United States District Court for the District of the State of Delaware.  In addition to and not in lieu of the foregoing, Seller has the right to cause Acquiror to consummate the transactions contemplated by this Agreement and the other transaction documents on the terms and subject to the conditions set forth herein and therein.
13.6    Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. At any time prior to the Closing, each of

Seller, the Companies and Acquiror, by action taken by their respective board of directors (or equivalent governing bodies), may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.
13.7    Expenses. Whether or not the Share Purchase is consummated, all Transaction Expenses shall be paid by the party incurring such expense, provided that if the Share Purchase is consummated all Transaction Expenses of the Company Group shall be paid by Seller. Notwithstanding anything to the contrary in this Agreement, Acquiror shall be solely responsible for all costs and expenses associated with or payable in connection with obtaining and pursuing coverage under the R&W Policy.
13.8    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, or sent by nationally recognized express courier service. In addition, each party shall send an email copy of such notice at the email addresses set forth below but such email shall not constitute notice for purposes of this Agreement. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 13.8:
If to Acquiror:
Nielsen Holding and Finance B.V.
c/o The Nielsen Company (US), LLC
40 Danbury Road
Wilton, Connecticut 06897
Attention: Eric Dale
Facsimile No.: +1 (646) 654 4982
Email: Eric.Dale@nielsen.com

with a copy (which shall not constitute notice) to:
Baker & McKenzie, LLP
452 Fifth Avenue
New York, NY 10018
Attention: Alan F. Zoccolillo
Facsimile No.:     +1 (212) 310 1729
Email: Alan.Zoccolillo@bakermckenzie.com
If to the Companies prior to the Closing:
Tribune Media Company
685 Third Avenue, 31st Floor
New York, NY 10017
Attention: Edward Lazarus, General Counsel
Facsimile No.:     646–563-8275
Email: elazarus@tribunemedia.com

with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:     Paul S. Bird
        Jonathan E. Levitsky
Facsimile No.:     212-521-7823
Email:         psbird@debevoise.com
        jelevitsky@debevoise.com
If to Seller:
Tribune Media Company
685 Third Avenue, 31st Floor
New York, NY 10017
Attention: Edward Lazarus, General Counsel
Facsimile No.:     646–563-8275
Email: elazarus@tribunemedia.com
with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention:     Paul S. Bird
        Jonathan E. Levitsky
Facsimile No.:     212-521-7823
Email:         psbird@debevoise.com
        jelevitsky@debevoise.com
13.9    Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “include” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
13.10    No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.10.
13.11    Further Assurances. Each party, agrees to cooperate fully with the other parties and to execute and deliver such all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Share Purchase and to carry out the purposes and intent of this Agreement, the Seller Ancillary Agreements, the Company Ancillary Agreements and the Acquiror Ancillary Agreements, and to execute and deliver such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby.
13.12    Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, consultant, contractor, Affiliate, stockholder or partner of any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Section 7.4 is intended to benefit the Company Indemnified Parties and Article 12 is intended to benefit the Acquiror Indemnified Persons and Seller Indemnified Persons.
13.13    Public Announcement. Upon execution of this Agreement, Acquiror, Seller and the Companies will issue a joint press release announcing the proposed Share Purchase.  Prior to the publication of such joint press release, neither party shall make any public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by Applicable Law or regulatory rules (including any listing agreement with any securities exchange or stock market)). Thereafter, Acquiror on the one hand, or Seller and the Companies on the other hand, may issue such press releases, and make such other public statements regarding the Share Purchase, as it reasonably determines are required under Applicable Law or regulatory rules (including any listing agreement with any securities exchange or stock market). Acquiror, Seller and the Companies shall not issue any press release or make any public statement regarding the Share Purchase or the transactions contemplated hereby without first consulting, to the extent practicable, with the other parties hereto (including by providing the other parties hereto a reasonable opportunity to review and comment thereon).
13.14    Confidentiality. Seller and Acquiror each confirm that they have entered into the NDA and that they are each bound by, and shall abide by, the provisions of such NDA. If this Agreement is terminated, the NDA shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the NDA. The existence and terms of this Agreement, the Company Ancillary Agreements, the Seller Ancillary Agreements, the Acquiror Ancillary Agreements and the documents and instruments contemplated hereby and thereby, and the transactions contemplated hereby and thereby, shall constitute “Evaluation Material” under such NDA (except to the extent disclosure may be required by Applicable Law or regulatory rules (including any listing agreement with any securities exchange or stock market)).
13.15    Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Acquiror Ancillary Agreements and the Seller Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA (except with respect to Section 13.17). The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

13.16    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
13.17    Conflicts; Privilege. Recognizing that Debevoise & Plimpton LLP has acted as legal counsel to the Company Group, certain of the direct and indirect holders of the Companies’ equity interests and certain of their respective Affiliates prior to the date hereof, and that Debevoise & Plimpton LLP intends to act as legal counsel to such direct and indirect holders of the Companies’ equity interests and their respective Affiliates (which will no longer include the Company Group) after the Closing, each of Acquiror and the Companies hereby waives, on its own behalf and agrees to cause its respective Affiliates and the other Entities in the Company Group to waive, any conflicts that may arise in connection with Debevoise & Plimpton LLP representing any such direct or indirect holders of the Companies’ equity interests or their Affiliates after the Closing as such representation may relate to the Company Group or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between direct and indirect holders of the Companies’ equity interests, the Company Group and their respective Affiliates, on the one hand, and Debevoise & Plimpton LLP, on the other hand, in the course of the engagement with respect to negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such direct and indirect holders of the Companies’ equity interests and their respective Affiliates (and not the Company Group). Accordingly, the Company Group shall not have access to any such communications or to the files of Debevoise & Plimpton LLP relating to such engagement from and after the Closing Date. Without limiting the generality of the foregoing, from and after the Closing Date, (a) the direct and indirect holders of the Companies’ equity interests prior to the Closing Date and their respective Affiliates (and not the Company Group) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Company Group shall be a holder thereof, (b) to the extent that files of Debevoise & Plimpton LLP in respect of such engagement constitute property of the client, only such direct and indirect holders of the Companies’ equity interests and their respective Affiliates (and not the Company Group) shall hold such property rights and (c) Debevoise & Plimpton LLP shall not have any duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company Group by reason of any attorney-client relationship between Debevoise & Plimpton LLP and any Entity in the Company Group or otherwise. This Section 13.17 shall be irrevocable, and no term of this Section 13.17 may be amended, waived or modified, without the prior written consent of Debevoise & Plimpton LLP. Notwithstanding the foregoing, nothing contained herein shall restrict or prevent Debevoise & Plimpton LLP from continuing to represent the Company Group in matters unrelated to the transactions contemplated by this Agreement, and Acquiror hereby waives any conflict in connection therewith.
13.18    Foreign Currency Exchange. Where it is necessary to determine or specify an amount in U.S. dollars where the underlying value of such amount is expressed in or has been determined in a currency other than U.S. dollars, then (i) to the extent necessary for purposes of required disclosures under Articles 3, 4 or 5 foreign currency was converted to U.S. dollars at the applicable Exchange Rate as of the date on which such conversion was made in connection with the preparation of the applicable disclosure; (ii) with respect to the calculation of the Estimated Closing Cash, Estimated Closing Debt, Estimated Unpaid Transaction Expenses, Estimated Closing Working Capital and Estimated Closing Working Capital Adjustment Amount, the Seller will use the applicable Exchange Rates for the date that is five (5) Business Days prior to the Closing Date, (iii) with respect to the calculation of the Final Closing Cash, Final Closing Debt, Final Unpaid Transaction Expenses, Final Closing Working Capital and Final Closing Working Capital Adjustment Amount, the Parties will use the applicable Exchange Rates for the Closing Date, and (iv) with respect to any Damages incurred or suffered by any Indemnified Person in accordance with Article 12, the parties will use the Exchange Rates for the date which is two (2) Business Days prior to the date upon which final payment to the Indemnified Person is to be made with respect to such Damages.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
NIELSEN HOLDING AND FINANCE B.V.
By: /s/ Marieke Van’t Riet
Name: Marieke Van’t Riet
Title: Director

TRIBUNE MEDIA COMPANY
By: /s/ Eddie Lazarus
Name: Eddie Lazarus
Title: Executive Vice President, General Counsel,
Chief Strategy Officer & Corporate Secretary

GRACENOTE, INC.
By: /s/ Eddie Lazarus
Name: Eddie Lazarus
Title: Secretary

GRACENOTE CANADA, INC.
By: /s/ Eddie Lazarus
Name: Eddie Lazarus
Title: Secretary

GRACENOTE NETHERLANDS HOLDINGS B.V.
By: /s/ V. Prescher
Name: V. Prescher
Title: Managing Director B
By: /s/ S. Karottki
Name: S. Karottki
Title: Managing Director A

TRIBUNE DIGITAL VENTURES, LLC
By: /s/ Eddie Lazarus
Name: Eddie Lazarus
Title: Secretary

TRIBUNE INTERNATIONAL HOLDCO, LLC
By: /s/ Eddie Lazarus
Name: Eddie Lazarus
Title: Secretary

[Signature Page to Share Purchase Agreement]